SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2025

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

KPMG Auditores Independentes Ltda.

Rua Verbo Divino – 1400 – 1º andar – Granja Julieta – São Paulo

04719-002 - São Paulo/SP - Brasil

Caixa Postal 79518 - São Paulo/SP - Brasil

Telefone +55 (11) 3940-1500

kpmg.com.br

Independent Auditors’ report on review of Interim Condensed Consolidated Financial Statements

To Board of Directors and Shareholders of

Nu Holdings Ltd.

Cayman Islands

Introduction

We have reviewed the accompanying interim condensed consolidated statements of financial position of Nu Holdings Ltd. (“Company”) as of June 30, 2025, the condensed consolidated statements of profit or loss and comprehensive income or loss for the three-month and six-month period ended, changes in equity and cash flows for the three-month and six-month period then ended, and notes to the interim condensed consolidated financial statements.

Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34, Interim Financial Reporting’ issued by the International Accounting Standards Board (IASB). Our responsibility is to draw a conclusion on these interim-condensed consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of people responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements as of June 30, 2025, are not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’.

São Paulo, August 14, 2025.

KPMG Auditores Independentes Ltda.

CRC 2SP-027685/O-0 F SP

Rodrigo de Mattos Lia

Accountant CRC 1SP252418/O-3

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Unaudited Interim Condensed Consolidated Statements of Income

For the three and six-month periods ended June 30, 2025 and 2024

(In thousands of U.S. Dollars, except earnings per share)

		Three-month period ended		Six-month period ended
	Note	06/30/2025	06/30/2024	06/30/2025	06/30/2024

Interest income and gains net of losses on financial instruments	6	3,128,743	2,383,307	5,860,879	4,663,555
Fee and commission income	6	539,727	465,384	1,055,280	921,037
Total revenue		3,668,470	2,848,691	6,916,159	5,584,592
Interest and other financial expenses	6	(1,029,989)	(665,191)	(1,926,193)	(1,325,906)
Transactional expenses	6	(78,311)	(64,310)	(136,799)	(127,258)
Credit loss allowance expenses	7	(1,012,192)	(759,765)	(1,985,736)	(1,590,484)
Total cost of financial and transactional services provided		(2,120,492)	(1,489,266)	(4,048,728)	(3,043,648)
Gross profit		1,547,978	1,359,425	2,867,431	2,540,944

Operating (expenses) income
Customer support and operations	8	(161,434)	(162,917)	(312,909)	(313,529)
General and administrative expenses	8	(341,253)	(326,555)	(631,076)	(652,607)
Marketing expenses	8	(67,347)	(47,751)	(111,444)	(94,578)
Other expenses	8	(112,289)	(98,647)	(220,284)	(182,307)
Other income	8	14,732	1,866	84,872	6,035
Total operating (expenses) income		(667,591)	(634,004)	(1,190,841)	(1,236,986)

Income of share of loss in associates	18	(1,025)	—	(2,155)	—

Profit before income taxes		879,362	725,421	1,674,435	1,303,958

Income taxes	30	(242,375)	(238,149)	(480,240)	(437,872)

Net income for the period		636,987	487,272	1,194,195	866,086
Net income attributable to shareholders of the parent company		636,838	487,272	1,194,041	866,086
Net income attributable to non-controlling interests		149	—	154	—

Earnings per share – Basic	9	0.1320	0.1018	0.2476	0.1812
Earnings per share – Diluted	9	0.1300	0.0998	0.2439	0.1776
Weighted average number of outstanding shares – Basic (in thousands of shares)	9	4,825,586	4,788,239	4,821,579	4,780,762
Weighted average number of outstanding shares – Diluted (in thousands of shares)	9	4,899,768	4,880,953	4,897,849	4,875,519

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

5

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

For the three and six-month periods ended June 30, 2025 and 2024

(In thousands of U.S. Dollars)

		Three-month period ended		Six-month period ended
	Note	06/30/2025	06/30/2024	06/30/2025	06/30/2024

Net income for the period		636,987	487,272	1,194,195	866,086

Other comprehensive income:
Effective portion of changes in fair value		6,703	30,117	15,036	75,625
Changes in fair value reclassified to profit or loss		(14,093)	(8,871)	(49,712)	(24,369)
Deferred income taxes		1,443	(9,084)	6,366	(12,392)
Cash flow hedge	20	(5,947)	12,162	(28,310)	38,864

Changes in fair value		(6,917)	(11,770)	1,404	(9,550)
Deferred income taxes		3,526	1,455	(585)	(84)
Financial assets at fair value through other comprehensive income		(3,391)	(10,315)	819	(9,634)

Currency translation on foreign entities		316,961	(420,428)	682,620	(492,397)

Total other comprehensive income (loss) that are or may be reclassified subsequently to profit or loss		307,623	(418,581)	655,129	(463,167)

Changes in fair value - own credit adjustment		—	(21)	20	(39)
Total other comprehensive income (loss) that will not be reclassified to profit or loss subsequently		—	(21)	20	(39)
Total other comprehensive income (loss), net of tax		307,623	(418,602)	655,149	(463,206)
Total comprehensive income for the period, net of tax		944,610	68,670	1,849,344	402,880
Total comprehensive income attributable to shareholders of the parent company		944,461	68,670	1,849,190	402,880
Total comprehensive income attributable to non-controlling interests		149	—	154	—

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

6

Unaudited Interim Condensed Consolidated Statements of Financial Position

As of June 30, 2025 and December 31, 2024

(In thousands of U.S. Dollars)

	Note	06/30/2025	12/31/2024

Assets
Cash and cash equivalents	11	13,269,017	9,185,742
Financial assets at fair value through profit or loss		541,468	741,042
Securities	12	397,542	665,242
Derivative financial instruments	20	143,583	75,464
Collateral for credit card operations	23	343	336
Financial assets at fair value through other comprehensive income		10,830,505	9,913,517
Securities	12	10,830,505	9,913,517
Financial assets at amortized cost		33,707,492	26,701,505
Credit card receivables	13	15,129,529	12,259,276
Loans to customers	14	7,870,252	5,321,885
Compulsory and other deposits at central banks	15	8,210,232	6,743,336
Other receivables	16	929,533	1,413,443
Other financial assets		160,328	78,147
Securities	12	1,407,618	885,418
Other assets	17	1,257,643	663,578
Deferred tax assets	30	2,055,502	1,818,339
Investments in associates	18	97,210	99,365
Right-of-use assets		20,754	20,344
Property, plant and equipment		25,913	25,879
Intangible assets	19	514,293	347,616
Goodwill	19	410,347	414,287
Total assets		62,730,144	49,931,214

7

Unaudited Interim Condensed Consolidated Statements of Financial Position

As of June 30, 2025 and December 31, 2024

(In thousands of U.S. Dollars)

	Note	06/30/2025	12/31/2024

Liabilities
Financial liabilities at fair value through profit or loss		124,501	32,329
Derivative financial instruments	20	124,501	32,329
Financial liabilities at amortized cost		51,140,501	40,227,546
Deposits	22	36,640,156	28,855,065
Payables to network	23	11,160,245	9,333,541
Borrowings and financing	24	2,275,618	1,730,357
Repurchase agreements	21	1,064,482	308,583
Salaries, allowances and social security contributions		235,251	180,181
Tax liabilities	30	718,015	1,102,086
Lease liabilities		27,514	26,197
Provision for lawsuits and administrative proceedings	25	27,878	22,551
Deferred income	26	106,299	71,636
Other liabilities	27	774,069	621,612
Total liabilities		53,154,028	42,284,138

Equity
Share capital	31	84	84
Share premium reserve	31	5,055,523	5,053,776
Accumulated gains	31	4,692,246	3,420,596
Other comprehensive income (loss)	31	(173,018)	(828,167)
Equity attributable to shareholders of the parent company		9,574,835	7,646,289
Equity attributable to non-controlling interests		1,281	787
Total equity		9,576,116	7,647,076
Total liabilities and equity		62,730,144	49,931,214

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

8

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

For the six-month period ended June 30, 2025 and 2024

(In thousands of U.S. Dollars)

		Attributable to shareholders of the parent company
					Other comprehensive income (loss)
	Note	Share capital	Share premium reserve	Accumulated gains	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total	Total non-controlling interests	Total equity
Balances as of December 31, 2024		84	5,053,776	3,420,596	(862,977)	22,750	11,582	478	7,646,289	787	7,647,076
Net income for the period		-	-	1,194,041	-	-	-	-	1,194,041	154	1,194,195
Share-based compensation, net of shares withheld for employee taxes	10	-	-	76,293	-	-	-	-	76,293	-	76,293
Shares issued to service providers	31	-	-	1,316	-	-	-	-	1,316	-	1,316
Shares issued on business acquisition	31	-	779	-	-	-	-	-	779	-	779
Stock options exercised	31	-	968	-	-	-	-	-	968	-	968
Increase in non-controlling interests		-	-	-	-	-	-	-	-	340	340
Other comprehensive income, net of tax	31
Cash flow hedge		-	-	-	-	(28,310)	-	-	(28,310)	-	(28,310)
Fair value changes – financial assets at FVTOCI		-	-	-	-	-	819	-	819	-	819
Currency translation on foreign entities		-	-	-	682,620	-	-	-	682,620	-	682,620
Own credit adjustment		-	-	-	-	-	-	20	20	-	20
Balances as of June 30, 2025		84	5,055,523	4,692,246	(180,357)	(5,560)	12,401	498	9,574,835	1,281	9,576,116

9

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

For the six-month period ended June 30, 2025 and 2024

(In thousands of U.S. Dollars)

		Attributable to shareholders of the parent company
					Other comprehensive income (loss)
	Note	Share capital	Share premium reserve	Accumulated gains (losses)	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total equity
Balances as of December 31, 2023		84	4,972,922	1,276,949	135,497	12,417	7,998	518	6,406,385
Net income for the period		-	-	866,086	-	-	-	-	866,086
Share-based compensation, net of shares withheld for employee taxes	10	-	-	110,618	-	-	-	-	110,618
Shares issued to service providers	31	-	-	1,110	-	-	-	-	1,110
Stock options exercised	31	-	2,447	-	-	-	-	-	2,447
Other comprehensive income or loss, net of tax	31
Cash flow hedge		-	-	-	-	38,864	-	-	38,864
Fair value changes - financial assets at FVTOCI		-	-	-	-	-	(9,634)	-	(9,634)
Currency translation on foreign entities		-	-	-	(492,397)	-	-	-	(492,397)
Own credit adjustment		-	-	-	-	-	-	(39)	(39)
Balances as of June 30, 2024		84	4,975,369	2,254,763	(356,900)	51,281	(1,636)	479	6,923,440

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

10

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six-month period ended June 30, 2025 and 2024

(In thousands of U.S. Dollars)

	Note	06/30/2025	06/30/2024

Cash flows from operating activities
Reconciliation of net income to net cash flows from operating activities:
Net Income for the period		1,194,195	866,086
Adjustments:
Depreciation and amortization	8	44,392	36,798
Credit loss allowance expenses	7	2,189,754	1,718,490
Deferred income taxes	30	(40,329)	(401,179)
Provision for lawsuits and administrative proceedings	25	2,122	10,234
Unrealized (gains) losses on financial instruments		56,662	(26,457)
Interest accrued		106,059	72,938
Share-based compensation		134,836	158,848
Income of share of loss in associates	18	2,155	-
Others		13,492	2,327
		3,703,338	2,438,085

Changes in operating assets and liabilities:
Securities		(1,030,858)	(165,656)
Credit card receivables		(5,562,220)	(2,444,542)
Loans to customers		(5,072,200)	(2,899,339)
Other receivables		456,906	809,346
Compulsory and other deposits at central banks		(1,384,320)	859,724
Other assets		(638,178)	426,486
Deposits		7,346,845	1,691,175
Payables to network		1,672,174	(951,820)
Deferred income		32,712	(6,231)
Other liabilities		1,741,209	716,369
Interest paid		(29,312)	(56,364)
Income tax paid		(1,322,166)	(1,058,283)
Interest received		3,726,102	2,738,859
Cash flows generated from (used in) operating activities		3,640,032	2,097,809

11

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six-month period ended June 30, 2025 and 2024

(In thousands of U.S. Dollars)

	Note	06/30/2025	06/30/2024

Cash flows in investing activities
Acquisition of property, plant and equipment		(4,394)	3,401
Acquisition and development of intangible assets		(148,499)	(43,611)
Cash flow generated from (used in) investing activities		(152,893)	(40,210)

Cash flows in financing activities
Proceeds from borrowings and financing	24	636,307	813,014
Payments of borrowings and financing	24	(368,942)	(93,964)
Lease payments		(3,050)	(3,567)
Exercise of stock options	31	968	2,447
Cash flows generated from (used in) financing activities		265,283	717,930
Change in cash and cash equivalents		3,752,422	2,775,529

Cash and cash equivalents
Cash and cash equivalents - beginning of the period	11	9,185,742	5,923,440
Foreign exchange rate changes on cash and cash equivalents		330,853	(168,586)
Cash and cash equivalents - end of the period	11	13,269,017	8,530,383
Increase (decrease) in cash and cash equivalents		3,752,422	2,775,529

Non-cash transactions
Shares issued to service providers		1,316	1,110

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

12

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

Nu Holdings Ltd.

Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

(In thousands of U.S. Dollars, unless otherwise stated)

1. OPERATIONS

Nu Holdings Ltd. ("Company" or "Nu Holdings") was incorporated as an exempted Company under the Companies Law of the Cayman Islands on February 26, 2016. The address of the Company's registered office is Willow House, 4th floor, Cricket Square, Grand Cayman - Cayman Islands. Nu Holdings has no operating activities with customers.

The Company’s shares are publicly traded on the New York Stock Exchange ("NYSE") under the symbol “NU”. The Company holds investments in several operating entities and, as of June 30, 2025, its significant operating subsidiaries were:

•	Nu Pagamentos S.A. - Instituição de Pagamento (“Nu Pagamentos”) is an indirect subsidiary domiciled in Brazil. Nu Pagamentos is engaged in the issuance and administration of credit cards, payment transfers through a prepaid account, and participation in other companies as a partner or shareholder. Its main products include a Mastercard international credit card, managed via a smartphone app, and the NuAccount, a 100% digital smartphone app, maintenance-free prepaid account which also includes features of a traditional bank account, such as PIX (electronic transfers), bill payments, and ATM withdrawals.
•	Nu Financeira S.A. – SCFI (“Nu Financeira”) is an indirect subsidiary domiciled in Brazil, with personal loans and retail deposits as its main products. It offers customizable loans with transparent terms and conditions managed via a smartphone app, allowing 24/7 issuance, repayment, and prepayments through NuAccount. Additionally, Nu Financeira issues Bank Deposit Receipts (RDB) to NuAccount holders with daily liquidity and a defined maturity date, and provides credit to Nu Pagamentos credit card holders for overdue invoices and revolving credit.
•	Nu Investimentos S.A. - Corretora de Títulos e Valores Mobiliários ("Nu Investimento"), previously known as Nu Invest Corretora de Valores S.A. ("Nu Invest"), is an indirect subsidiary acquired in June 2021, domiciled in Brazil, and is a digital investment broker dealer in Brazil.
•	Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Mexico Financiera"), is an indirect subsidiary domiciled in Mexico. Nu Mexico Financiera is engaged in the issuance and administration of credit cards and offers deposits as its main products. Also, Nu Mexico Financeira provides customers in Mexico the opportunity to obtain loans. Customers also have access to the NuAccount, a 100% digital prepaid account available via a smartphone app, which also includes features of a traditional bank account. Additionally, on April 24, 2025, Nu Mexico Financiera received regulatory approval from the Comisión Nacional Bancaria y de Valores (CNBV), in coordination with Banxico and the Mexican Ministry of Finance (SHCP), to begin the process of converting into a bank. By obtaining such license, the Group intends to expand its portfolio of credit and other financial products in Mexico.
•	Nu Colombia Compañía de Financiamiento S.A ("Nu Colombia") is an indirect subsidiary domiciled in Colombia. Nu Colombia is engaged in the issuance and administration of credit cards and NuAccount, which is a 100% digital pre-paid account offered via a smartphone app, which also includes features of a traditional bank account.

13

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

The Company and its consolidated subsidiaries are referred to in these unaudited interim condensed consolidated financial statements as the “Group” or "Nu”.

Nu’s business plan provides for the continued growth of its Brazilian, Mexican, and Colombian operations, both through the expansion of its existing product lines, including, credit card, personal loans, investments, and insurance, as well as the introduction of new products. Accordingly, these unaudited interim condensed consolidated financial statements were prepared based on the assumption of the Group continuing as a going concern.

The Company’s Board authorized the issuance of these unaudited interim condensed consolidated financial statements on August 14, 2025.

Seasonality

The Company's business is affected by customer behavior throughout the year and demonstrates seasonality effects. Historically, Nu benefits from higher purchase volume and related revenue in the fourth quarter of the year due to the holiday season. However, Nu's historical growth has masked this seasonality in the past, and may become more pronounced in the future. As a result of seasonality fluctuations caused by these and other factors, comparisons of the results of operations across different periods may not be accurate indicators of future performance. As the Company diversifies its business across product lines, seasonality may be reduced.

2. STATEMENT OF COMPLIANCE

These unaudited interim condensed consolidated financial statements do not include all the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards – Accounting Standards as issued by International Accounting Standards Board (IFRS - Accounting Standards). However, selected condensed explanatory notes are included to explain events and transactions that are significant to understanding the changes in the Group's financial position and performance since the issuance of its last annual financial statements.

Certain repurchase agreements obligations have been reclassified for all periods presented to amortized cost which were previously presented at fair value through profit or loss. There was no measurement difference as a result of this change since fair value approximated amortized cost for these instruments.

The Group’s unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting issued by International Accounting Standards Board (IASB). Accordingly, this unaudited interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2024 (the "Annual Financial Statements”).

a) Functional currency and foreign currency translation

i) Nu Holding's functional and presentation currency

The presentation of the functional currency and foreign currency translation is described below.

The functional currency for Nu Holdings and the presentation currency of these unaudited interim condensed consolidated financial statements is the U.S. Dollar (“US$”). The functional currency of the Brazilian operating entities is the Brazilian real ("BRL"), for the Mexican entities, Mexican peso ("MXN") and for the Colombian entities, the Colombian peso ("COP").

14

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

The financial statements of the foreign subsidiaries held in functional currencies that are not US$ are translated into US$, and the exchange differences arising from the translation to US$ of the financial statements denominated in functional currencies other than the US$ are recognized in the consolidated statements of comprehensive income or loss (OCI) as an item that may be reclassified to profit or loss within “currency translation on foreign entities”.

b) New or revised accounting pronouncements adopted in 2025:

The following new or revised accounting standards issued by IASB, were effective for the period covered by these unaudited interim condensed consolidated financial statements and had no significant impact.

•	Non-current Liabilities with Covenants (Amendments to IAS 1);
•	Classification of Liabilities as Current or Non-Current (Amendments to IAS 1);
•	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16);
•	Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)
•	International Tax Reform — Pillar Two Model Rules (Amendments to IAS 12).

Brazil adopted Pillar Two rules, specifically the Qualified Domestic Minimum Top-up Tax (QDMTT) through enactment of Law nº 15.079/2024 in December 2024, which is effective as of January 1, 2025. QDMTT determines that a minimum 15% corporate income rate tax should be paid in each jurisdiction in which multinational groups operate. The Group's operations in Brazil and the majority of Brazilian entities have a statutory corporate income tax rate of 40%, which exceeds the QDMTT standards, therefore no impact of Pillar Two is expected. There are no impacts related to Pillar Two for the other consolidated companies under Nu Holdings structure.

c) Other new standards and interpretations issued but not yet effective:

•       Lack of Exchangeability (Amendments to IAS 21);

•       Classification and measurement of financial instruments (Amendments to IFRS 7 and IFRS 9).

•       Annual Improvements to IFRS Accounting Standards:

◦                 IFRS 1: Hedge accounting by a first-time adopter;

◦                 IFRS 7: Gain or loss on derecognition;

◦                 IFRS 7: Disclosure of deferred difference between fair value and transaction price;

◦                 IFRS 7: Introduction and credit risk disclosures;

◦                 IFRS 9: Lessee derecognition of lease liabilities;

◦                 IFRS 9: Transaction price;

◦                 IFRS 10: Determination of a ‘de facto agent’;

◦                 IAS 7: Cost method.

Management does not expect the adoption of the amendments described above to have a significant impact, other than additional disclosures, on the Group's unaudited interim condensed consolidated financial statements.

15

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

•	Presentation and Disclosures in Financial Statements (IFRS 18):

The new standard replaces IAS 1 - Presentation of Financial Statements and determines a new structure for the income statement by categorizing it into predefined sections: operating, investing, financing, discontinued operations, and income tax. It also requires the disclosure of management-defined performance measures (MPMs) in a single note within the financial statements. These amendments will take effect on January 1, 2027. The Group is reviewing the impacts of the new standard.

3. BASIS OF CONSOLIDATION

These unaudited interim condensed consolidated financial statements include the accounting balances of Nu Holdings and all those subsidiaries over which the Company exercises control, directly or indirectly. Control is achieved where the Company has (i) power over the investee; (ii) is exposed, or has rights, to variable returns from its involvement with the investee; and (iii) can use its power to affect its profits.

The Company re-assesses whether it maintains control of an investee if facts and circumstances indicate that there are changes to one or more of the three above mentioned elements of control.

The consolidation of a subsidiary begins when the Company obtains control over it and ceases when the Company loses control over it. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the reporting period are included in the consolidated statements of income from the date the Company gains control until the date the Company ceases to control the subsidiary.

The financial information of the subsidiaries was prepared for the same period as the Company and consistent accounting policies were applied. The financial statements of the subsidiaries are fully consolidated with those of the Company. Accordingly, all balances, transactions and any unrealized income and expenses arising between consolidated entities are eliminated in the consolidation, except for foreign-currency gain and losses on translation of intercompany loans. Profit or loss and each component of other comprehensive income are attributed to the shareholders of the parent and to the non-controlling interests, when applicable.

16

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

The subsidiaries below are the most relevant entities included in these unaudited interim condensed consolidated financial statements:

					Interest in total capital %
Entity	Control	Principal activities	Functional currency	Country	06/30/2025	12/31/2024
Nu Pagamentos S.A. - Instituição de Pagamentos (“Nu Pagamentos”)	Indirect	Credit card and prepaid account operations	BRL	Brazil	100%	100%
Nu Financeira S.A. – SCFI (“Nu Financeira”)	Indirect	Loan operations	BRL	Brazil	100%	100%
Nu Investimentos S.A. - Corretora de Títulos e Valores Mobiliários ("Nu Investimentos")	Indirect	Investment platform	BRL	Brazil	100%	100%
Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Mexico Financiera")	Indirect	Multiple purpose financial company	MXN	Mexico	100%	100%
Nu Colombia Compañía de Financiamiento S.A. (“Nu Colombia Financiera”)	Indirect	Multiple purpose financial company	COP	Colombia	100%	100%

Nu Pagamentos, Nu Financeira, and Nu Investimentos, Brazilian subsidiaries, are regulated by the Central Bank of Brazil (“BACEN”); Nu Mexico Financiera, a Mexican subsidiary, is regulated by both the Mexican Central Bank ("BANXICO") and Mexican National Banking and Stock Commission (“CNBV”); Nu Colombia, a Colombian subsidiary, is regulated by the Financial Superintendence of Colombia ("SFC"); and as such, there are some regulatory requirements that restrict the ability of the Group to access and transfer assets freely to or from these entities within the Group and to settle liabilities of the other entities of the Group.

In addition, the Company consolidated investment funds as of June 30, 2025 and December 31, 2024, in which the Group’s companies hold a substantial interest or the entirety of the interests and are therefore exposed, or have rights, to variable returns and have the ability to affect those returns through power over the funds.

4. MATERIAL ACCOUNTING POLICIES

The accounting policies adopted by the Group in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those adopted and disclosed in the Annual Financial Statements and therefore should be read in conjunction.

5. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

Use of estimates and judgments

The preparation of financial statements requires judgments, estimates, and assumptions from management that affect the application of accounting policies, and reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates. Estimates and assumptions are reviewed on a periodic basis. Revisions to the estimates are recognized prospectively.

The significant assumptions and estimates used in the preparation of these unaudited interim condensed consolidated financial statements were the same as those adopted in the Annual Financial Statements.

17

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

Credit losses on financial instruments for credit card receivables and loans to customers

The Group recognizes a loss allowance for expected credit losses on credit cards receivables and loans to customers that represents management’s best estimate of allowance as of each reporting date.

Management performs an analysis of the credit card and loan amounts to determine if credit losses have occurred and to assess the adequacy of the allowance based on historical and current trends as well as other factors affecting credit losses.

Key areas of judgment

The critical judgments made by management in applying the expected credit losses ("ECL") allowance methodology are:

a)	The macroeconomic information used to gauge the determination of the probability weights to be given in the different macroeconomic scenarios and the respective weights;
b)	Definition of default;
c)	Definition of significant increase in credit risk and credit card lifetime; and
d)	Look-back period, used for parameters estimation (probability of default - PD, exposure at default - EAD and loss given default - LGD).

Sensitivity analysis

On June 30, 2025, the ECL allowance for credit card receivables and loans to customers totaled US$4,319,414, of which US$3,133,821 related to credit card receivables and US$1,185,593 to loans to customers. The ECL allowance is sensitive to the methodology, assumptions and estimations underlying its calculation. One key assumption is the probability weighting of the macroeconomic scenarios between upside, base and downside as the carrying amount of the credit loss allowance is determined based on the weighted average of these scenarios. Such weightings reflect management's perception around the current and future expectations of the macroeconomic environment in each of the geographies the Group operates. The table below illustrates the ECL based on the weighted average of these three macroeconomic scenarios and the ECL that would have arisen if management had applied a 100% weighting to each macroeconomic scenario.

	Weighted average	Upside	Base case	Downside

Credit card and loan ECL	4,319,414	4,013,428	4,258,568	4,685,953

18

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

6. INCOME AND RELATED EXPENSES

a) Interest income and gains net of losses on financial instruments

	Three-month period ended		Six-month period ended
	06/30/2025	06/30/2024	06/30/2025	06/30/2024

Interest income – credit card	1,091,598	985,139	2,043,167	1,968,712
Interest income – loan	1,128,020	730,002	2,135,259	1,385,963
Interest income – other assets at amortized cost	498,610	281,814	913,455	542,036
Interest income – other receivables	94,175	77,726	164,990	181,542
Interest income and gains net of losses - financial instruments at fair value	296,219	351,149	552,948	640,706
Other income (loss) at fair value	20,121	(42,523)	51,060	(55,404)
Total interest income and gains net of losses on financial instruments	3,128,743	2,383,307	5,860,879	4,663,555

The interest income presented above from credit card, loan, other assets at amortized cost and other receivables represents interest revenue calculated using the effective interest method. Financial assets at fair value comprise interest and the fair value changes on financial assets carried at fair value.

b) Fee and commission income

	Three-month period ended		Six-month period ended
	06/30/2025	06/30/2024	06/30/2025	06/30/2024

Interchange fees	392,568	344,400	764,952	684,103
Late fees	90,193	70,490	174,807	132,234
Insurance commission	8,493	6,427	16,768	13,393
Rewards revenue	5,973	3,238	14,441	8,914
Other fee and commission income	42,500	40,829	84,312	82,393
Total fee and commission income	539,727	465,384	1,055,280	921,037

Fee and commission income are presented by fee types that reflect the nature of the services offered by the Group.

c) Interest and other financial expenses

	Three-month period ended		Six-month period ended
	06/30/2025	06/30/2024	06/30/2025	06/30/2024

Interest expense on deposits	920,052	550,281	1,681,219	1,064,352
Interest expense on debt instruments and financing	52,582	38,909	115,309	69,430
Other interest and similar expenses	57,355	76,001	129,665	192,124
Interest and other financial expenses	1,029,989	665,191	1,926,193	1,325,906

19

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

d) Transactional expenses

	Three-month period ended		Six-month period ended
	06/30/2025	06/30/2024	06/30/2025	06/30/2024

Bank slip costs	4,304	4,947	8,528	10,047
Rewards expenses	24,092	19,126	43,801	34,872
Credit and prepaid card network costs	9,870	14,251	22,853	29,286
Financial system expenses	3,433	7,349	4,680	12,816
Other transactional expenses	36,612	18,637	56,937	40,237
Total transactional expenses	78,311	64,310	136,799	127,258

Transactional expenses comprise costs and expenses related to data processing for transactions, payment network license fees, chargeback losses relating to credit and prepaid card transactions, costs relating to the rewards program to fulfil costs upon point redemption by customers, and other payment-related costs.

Credit and prepaid card network costs represent variable fees paid to Mastercard and other card programs. These include fees for network access, data reporting, development of new functionalities, operational fixed fees, chargeback restatements fees, and royalties.

Financial system expenses include financial infrastructure services related to clearing houses, custody, brokerage, and other related costs.

7. CREDIT LOSS ALLOWANCE EXPENSES

	Three-month period ended		Six-month period ended
	06/30/2025	06/30/2024	06/30/2025	06/30/2024

Net increase of loss allowance - Credit card receivables (note 13)	671,774	548,342	1,312,334	1,142,668
Recovery	(64,085)	(48,326)	(127,290)	(87,937)
Credit loss allowance expenses - Credit card receivables	607,689	500,016	1,185,044	1,054,731

Net increase of loss allowance - Loan to customers (note 14)	442,597	287,179	876,262	576,994
Recovery	(38,906)	(26,901)	(76,728)	(40,069)
Credit loss allowance expenses - Loan to customers	403,691	260,278	799,534	536,925

Credit loss allowance expenses - Others	812	(529)	1,158	(1,172)
Total	1,012,192	759,765	1,985,736	1,590,484

20

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

8. OPERATING (EXPENSES) INCOME

	Three-month period ended 06/30/2025						Three-month period ended 06/30/2024
	Customer support and operations	General and administrative expenses	Marketing expenses	Other expenses	Other income	Total	Customer support and operations	General and administrative expenses	Marketing expenses	Other expenses	Other income	Total

Infrastructure and data processing costs	(63,092)	(53,693)	-	-	-	(116,785)	(63,056)	(47,679)	-	-	-	(110,735)
Credit analysis and collection costs	(40,286)	(8,420)	-	-	-	(48,706)	(31,577)	(8,168)	-	-	-	(39,745)
Customer services	(15,031)	(1,443)	-	-	-	(16,474)	(22,546)	(1,744)	-	-	-	(24,290)
Salaries and associated benefits	(18,813)	(87,615)	(4,869)	-	-	(111,297)	(19,549)	(84,734)	(4,453)	-	-	(108,736)
Credit and prepaid card issuance costs	(8,060)	(13,125)	-	-	-	(21,185)	(9,835)	(12,231)	-	-	-	(22,066)
Share-based compensation (note 10)	(1,922)	(95,459)	(3,292)	-	-	(100,673)	(4,443)	(111,458)	(3,263)	-	-	(119,164)
Specialized services expenses	-	(29,118)	-	-	-	(29,118)	-	(12,152)	-	-	-	(12,152)
Other personnel costs	(5,736)	(15,764)	(586)	-	-	(22,086)	(5,293)	(13,394)	(546)	-	-	(19,233)
Depreciation and amortization	(8,468)	(14,602)	-	-	-	(23,070)	(6,589)	(11,744)	-	-	-	(18,333)
Branding and advertising	-	-	(58,598)	-	-	(58,598)	-	-	(39,489)	-	-	(39,489)
Taxes on financial income	-	-	-	(106,882)	-	(106,882)	-	-	-	(86,024)	-	(86,024)
Others	(26)	(22,014)	(2)	(5,407)	14,732	(12,717)	(29)	(23,251)	-	(12,623)	1,866	(34,037)
Total	(161,434)	(341,253)	(67,347)	(112,289)	14,732	(667,591)	(162,917)	(326,555)	(47,751)	(98,647)	1,866	(634,004)

21

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

8. OPERATING (EXPENSES) INCOME

	Six-month period ended 06/30/2025						Six-month period ended 06/30/2024
	Customer support and operations	General and administrative expenses	Marketing expenses	Other expenses	Other income	Total	Customer support and operations	General and administrative expenses	Marketing expenses	Other expenses	Other income	Total

Infrastructure and data processing costs	(122,233)	(101,858)	-	-	-	(224,091)	(121,651)	(95,114)	-	-	-	(216,765)
Credit analysis and collection costs	(64,397)	(16,590)	-	-	-	(80,987)	(51,115)	(17,684)	-	-	-	(68,799)
Customer services	(41,844)	(3,130)	-	-	-	(44,974)	(52,571)	(3,403)	-	-	-	(55,974)
Salaries and associated benefits	(35,186)	(170,654)	(9,445)	-	-	(215,285)	(39,078)	(177,035)	(9,194)	-	-	(225,307)
Credit and prepaid card issuance costs	(18,883)	(26,057)	-	-	-	(44,940)	(17,598)	(22,602)	-	-	-	(40,200)
Share-based compensation (note 10)	(3,243)	(165,888)	(5,637)	-	-	(174,768)	(8,202)	(210,726)	(5,761)	-	-	(224,689)
Specialized services expenses	-	(47,984)	-	-	-	(47,984)	-	(28,241)	-	-	-	(28,241)
Other personnel costs	(10,891)	(29,395)	(1,129)	-	-	(41,415)	(10,232)	(26,339)	(1,089)	-	-	(37,660)
Depreciation and amortization	(16,184)	(28,208)	-	-	-	(44,392)	(13,020)	(23,778)	-	-	-	(36,798)
Branding and advertising	-	-	(95,231)	-	-	(95,231)	-	-	(78,534)	-	-	(78,534)
Taxes on financial income	-	-	-	(201,607)	-	(201,607)	-	-	-	(167,544)	-	(167,544)
Others	(48)	(41,312)	(2)	(18,677)	84,872	24,833	(62)	(47,685)	-	(14,763)	6,035	(56,475)
Total	(312,909)	(631,076)	(111,444)	(220,284)	84,872	(1,190,841)	(313,529)	(652,607)	(94,578)	(182,307)	6,035	(1,236,986)

22

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

9. EARNINGS PER SHARE

	Three-month period ended		Six-month period ended
	06/30/2025	06/30/2024	06/30/2025	06/30/2024

Earnings attributable to shareholders of the parent company	636,838	487,272	1,194,041	866,086
Weighted average outstanding shares - ordinary shares - basic (thousands)	4,825,586	4,788,239	4,821,579	4,780,762
Adjustment for the diluted earnings per share:
Share based payment	69,500	90,526	70,492	92,420
Business acquisition	4,682	2,188	5,778	2,337
Total weighted average of ordinary outstanding shares for diluted EPS (in thousands of shares)	4,899,768	4,880,953	4,897,849	4,875,519
Earnings per share – basic (US$)	0.1320	0.1018	0.2476	0.1812
Earnings per share – diluted (US$)	0.1300	0.0998	0.2439	0.1776
Antidilutive instruments not considered in the weighted number of shares (in thousands of shares)	831	959	14,280	18,316

The Company has instruments that will become common shares upon exercise, acquisition, conversion (SOPs and RSUs described in note 10), or satisfaction of specific business combination conditions. The effects of the potentially dilutive instruments were calculated using the treasury stock method and are included in the total weighted average of ordinary outstanding shares for diluted earnings per share (“EPS”) if the effects are considered dilutive. The antidilutive instruments not considered in the weighted number of shares correspond to the total number of shares that could be converted into ordinary shares that would be issued on conversion of those instruments. Instruments are considered antidilutive if the average market value of ordinary shares during the period is less than the average value of the assumed proceeds (fair value of services that will be recognized as a cost in future periods plus exercise price multiplied by the number of options and shares to be issued on exercise of the options).

10. SHARE-BASED PAYMENTS

Share-settled awards

The Group’s employee incentives include share settled awards in the form of stock, offering them the opportunity to purchase ordinary shares by exercising options (Stock Options – “SOPs”), receiving ordinary shares (Restricted Stock Units – “RSUs”) upon vesting, and receiving shares upon the achievement of market conditions and passage of time ("Awards").

The cost of the employee services received with respect to those share-based compensation payments is recognized in the statement of income over the period that the employee provides services and according to the vesting conditions. The Group also issued Awards in 2020 that grant shares upon the achievement of market conditions related to the valuation of the Company. RSUs incentive was implemented in 2020 and is the main incentive since then.

23

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

There were no changes to the terms and conditions of the SOPs and RSUs after the grant date. The changes in the number of SOPs and RSUs are as follows. WAEP is the weighted average exercise price and WAGDFV is the weighted average fair value at the grant date.

SOPs	06/30/2025	WAEP (US$)	06/30/2024	WAEP (US$)

Outstanding on January 1	35,937,918	1.58	59,942,062	1.04
Exercised during the period	(2,103,726)	1.06	(11,342,462)	0.12
Forfeited during the period	(7,942)		(160,114)
Outstanding on June 30	33,826,250	1.65	48,439,486	1.24
Exercisable on June 30	33,818,516	1.65	45,717,916	1.18

RSUs	06/30/2025	WAGDFV (US$)	06/30/2024	WAGDFV (US$)

Outstanding on January 1	59,915,454	7.92	66,512,061	5.66
Granted during the period	22,148,294	10.87	25,246,821	11.17
Vested during the period	(16,525,589)	7.28	(15,694,669)	5.89
Forfeited during the period	(6,369,680)		(2,883,895)
Outstanding on June 30	59,168,479	9.06	73,180,318	7.48

The following tables present the total amount of share-based compensation expense for the three and six-month periods ended on June 30, 2025 and 2024, and the provision for taxes as of June 30, 2025 and December 31, 2024.

	Three-month period ended		Six-month period ended
	06/30/2025	06/30/2024	06/30/2025	06/30/2024

SOP and RSU expenses and related corporate and social security taxes expenses	114,818	121,048	187,806	244,300
RSUs and SOPs grant - business combination	804	1,271	1,996	2,878
Awards expenses and related taxes	—	1,993	1,312	4,968
Fair value adjustment - hedge of corporate and social security taxes (note 20)	(14,949)	(5,148)	(16,346)	(27,457)
Total share-based compensation expenses (note 8)	100,673	119,164	174,768	224,689

Equity share-based compensation, net of shares withheld for employee taxes	20,579	50,304	76,293	110,618

	06/30/2025	12/31/2024

Liability provision for taxes presented as salaries, allowances and social security contributions	118,002	88,139

24

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

11. CASH AND CASH EQUIVALENTS

	06/30/2025	12/31/2024

Deposits at central banks	5,183,204	4,781,039
Reverse repurchase agreement	4,325,293	2,291,807
Bank balances	2,954,288	1,943,399
Short-term investments	806,232	169,488
Other cash and cash equivalents	—	9
Total	13,269,017	9,185,742

Cash and cash equivalents are held to meet short-term cash needs and include deposits with banks and other short-term highly liquid investments with original maturities of three-months or less and with an immaterial risk of change in value.

Deposits at central banks are deposits made by the Brazilian, Colombian and Mexican subsidiaries at the local central banks. The average rate of remuneration was 100.0% of the Brazilian CDI rate (Interbank Reference Rate - Certificado de Depósito Interbancário) in both periods, and 8.3% and 8.5% of the monetary policy rate set by Central Bank of Colombia as of June 30, 2025 and December 31, 2024, respectively, with daily maturity. In Mexico, deposits held at the local central bank are not remunerated.

Reverse repurchase agreements are mainly in Mexican pesos, using government bonds as collateral. The agreements are executed overnight with an average fixed rate of 9.4% and 10.3% per year as of June 30, 2025 and December 31, 2024, respectively.

Short-term investments are mainly in U.S. dollars and remunerated by a fixed-rate index averaging 3.7% per year as of June 30, 2025 (as of December 31, 2024, the amount was mainly in Brazilian Reais and the average rate of remuneration was 100.0% of the Brazilian CDI rate).

25

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

12. SECURITIES

a) Financial instruments at fair value through profit and loss ("FVTPL")

	06/30/2025					12/31/2024
			Maturities
Financial instruments at FVTPL	Amortized Cost	Fair Value	No maturity	Up to 12 months	Over 12 months	Fair Value

Government bonds
Latin America	-	-	-	-	-	492,552
Total government bonds	-	-	-	-	-	492,552

Corporate bonds and other instruments
Bill of credit (LC)	5	5	-	3	2	10
Certificate of bank deposits (CDB)	3,882	3,872	-	2,650	1,222	1,365
Real estate and agribusiness letter of credit	1,324	1,331	-	823	508	1,283
Corporate bonds and debentures	3,024	3,027	-	2	3,025	5,904
Equity instrument (i)	12,130	12,881	12,881	-	-	12,900
Investment funds	26,202	26,202	26,202	-	-	100,199
Notes	350,299	350,224	-	350,224	-	51,029
Total corporate bonds and other instruments	396,866	397,542	39,083	353,702	4,757	172,690
Total financial instruments at FVTPL	396,866	397,542	39,083	353,702	4,757	665,242

	06/30/2025		12/31/2024
	Amounts in		Amounts in
Financial instruments at FVTPL	Original Currency	US$	Original Currency	US$

Currency:
Brazilian Reais	187,022	34,433	3,691,084	597,882
U.S. Dollars	350,224	350,224	54,460	54,460
Mexican Pesos	72	4	—	—
Others (i)	1,104,761	12,881	1,103,724	12,900
Total		397,542		665,242
(i)	Refers to an investment in Jupiter, a neobank for consumers in India and an investment in Din Global ("dBank"), a Pakistani fintech company. As of June 30, 2025, the total fair value of these investments corresponded to US$12,881 (US$12,900 on December 31, 2024), classified as level 3 in the fair value hierarchy, as described in note 29.

26

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

b) Financial instruments at fair value through other comprehensive income ("FVTOCI")

	06/30/2025					12/31/2024
			Maturities
Financial instruments at FVTOCI	Amortized Cost	Fair Value	No maturity	Up to 12 months	Over 12 months	Fair Value

Government bonds (i)
Latin America	10,062,059	10,165,846	-	1,319,230	8,846,616	8,279,684
North America	-	-	-	-	-	177,006
Total government bonds	10,062,059	10,165,846	-	1,319,230	8,846,616	8,456,690

Corporate bonds and other instruments
Corporate bonds and debentures	349,905	338,324	-	-	338,324	1,120,206
Investment funds	4,546	4,546	6,007	-	-	23,221
Time deposit	312,927	312,882	-	299,841	13,041	303,970
Real estate and agribusiness certificate of receivables	8,814	8,907	-	-	8,907	9,430
Total corporate bonds and other instruments	676,192	664,659	6,007	299,841	360,272	1,456,827
Total financial instruments at FVTOCI	10,738,251	10,830,505	6,007	1,619,071	9,206,888	9,913,517

	06/30/2025		12/31/2024
	Amounts in		Amounts in
Financial instruments at FVTOCI	Original Currency	US$	Original Currency	US$

Currency:
Brazilian Reais	51,396,813	9,462,556	56,819,567	9,203,636
U.S. Dollars	312,881	312,881	262,699	262,699
Mexican Pesos	17,464,532	931,566	8,729,908	419,159
Colombian Pesos	504,830,844	123,502	123,458,969	28,023
Total		10,830,505		9,913,517
(i)	Includes US$92,054 (US$51,128 on December 31, 2024) held by the subsidiaries for regulatory purposes, as required by the Central Bank of Brazil. It also includes government and time deposits securities margins pledged by the Group for transactions on the stock exchange in the amount of US$423,534 (US$350,193 on December 31, 2024). Government bonds are classified as Level 1 in the fair value hierarchy, as described in note 29.

The Group has corporate bonds and debentures classified as FVTOCI, for which it has recorded on ECL in the amount of US$634 for the six-month period ended June 30, 2025 (US$ 184 on December 31, 2024) and the exposure was classified as Stage 1. There was no transfer between stages during the six-month period ended on June 30, 2025.

27

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

c) Financial instruments at amortized cost

	06/30/2025				12/31/2024
		Maturities
Financial instruments at amortized cost	Amortized Cost	No maturity	Up to 12 months	Over 12 months	Amortized Cost

Government bonds (i)
Latin America	287,433	-	85,635	201,798	544,896
Europe	789,709	-	789,709	-	197,645
Asia-Pacific	325,344	-	325,344	-	138,897
Total government bonds	1,402,486	-	1,200,688	201,798	881,438

Corporate bonds and other instruments
Corporate bonds and debentures	5,132	-	5,103	29	3,980
Total sovereign bonds and other instruments	5,132	-	5,103	29	3,980
Total financial instruments at amortized cost	1,407,618	-	1,205,791	201,827	885,418

	06/30/2025		12/31/2024
	Amounts in		Amounts in
Financial instruments at amortized cost	Original Currency	US$	Original Currency	US$

Currency:
Mexican Pesos	-	-	7,003,292	336,257
Brazilian Reais	6,084,399	1,120,185	1,244,752	201,625
Colombian Pesos	1,174,916,967	287,433	919,186,238	208,639
U.S. Dollars	-	-	138,897	138,897
Total		1,407,618		885,418

(i)	As of June 30, 2025, includes US$545,944 (US$ 201,494 on December 31, 2024) held by the subsidiaries as guarantee pledged to the Margin loan, see details in note 24.

The Group has recorded an ECL in the amount of US$775 for the period ended June 30, 2025 and the exposure was classified as Stage 1. There was no transfer between stages during the six-month period ended on June 30, 2025 and 2024.

28

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

13. CREDIT CARD RECEIVABLES

Composition of receivables

	06/30/2025	12/31/2024

Receivables - current (i)	7,484,705	6,100,636
Receivables - installments (i)	9,793,729	7,690,429
Receivables - revolving (ii)	946,243	828,247
Total receivables	18,224,677	14,619,312

Credit card ECL allowance
Presented as deduction of receivables	(3,095,148)	(2,360,036)
Presented as "Other liabilities" (note 27)	(38,673)	(29,490)
Total credit card ECL allowance	(3,133,821)	(2,389,526)
Receivables, net	15,090,856	12,229,786
Total receivables presented as assets	15,129,529	12,259,276
(i)	"Receivables - current" is related to purchases, withdrawals, payment slips ("boleto") and PIX (BACEN instant payments) financing made by customers due on the next credit card billing date. "Receivables - installments” is related to purchases in installments. Credit card receivables can be paid by Nu's customers in up to 36 monthly installments. The cardholder’s credit limit is initially reduced by the total amount and the installments become due and payable on the cardholder's subsequent monthly credit card statement. In Brazilian financial subsidiaries the corresponding payments to the credit card network (see note 23) follows a similar schedule. As receipts and payments are aligned, the Group does not incur significant financing costs with this product, however it is exposed to the credit risk of the cardholder as it is obliged to make the payments to the credit card network even if the cardholder does not pay. “Receivables - installments” also includes the amounts of credit card bills not fully paid by the customers and that have been converted into payments in installments with a fixed interest rate ("fatura parcelada"), in addition to bill financing, which comprise bills paid in installments through the credit card, banking payment slips ("boleto") and PIX financing in more than one installment.

(ii)	"Receivables - revolving" is related to the amounts due from customers that have not paid or fully paid their credit card bill. Customers may request to convert these receivables into loans to be paid in installments. In accordance with Brazilian regulation, revolving balances in Brazil that have not been fully paid and that are outstanding for more than 2 months are mandatorily converted into “fatura parcelada” - a type of installment loan which is settled through the customer’s monthly credit card bills.

29

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

a) Breakdown by maturity

	06/30/2025		12/31/2024
	Amount	%	Amount	%

Receivables due in:
Up to 30 days	7,415,383	40.6%	5,988,227	41.0%
30 to 60 days	3,025,609	16.6%	2,497,783	17.1%
60 to 90 days	1,779,890	9.8%	1,405,428	9.6%
Over 90 days	3,919,356	21.5%	3,085,206	21.1%
Total receivables not overdue	16,140,238	88.5%	12,976,644	88.8%

Receivables overdue by:
Up to 30 days	539,025	3.0%	411,881	2.8%
30 to 60 days	231,661	1.3%	176,988	1.3%
60 to 90 days	204,992	1.1%	147,486	1.0%
Over 90 days	1,108,761	6.1%	906,313	6.1%
Total receivables overdue	2,084,439	11.5%	1,642,668	11.2%
Total	18,224,677	100.0%	14,619,312	100.0%

Receivables not yet due consist mainly of current receivables and future bill installments ("parcelado") and receivables overdue consist mainly of late balances.

30

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

b) Credit loss allowance - by stages

As of June 30, 2025, the credit card ECL allowance totaled US$3,133,821 (US$2,389,526 as of December 31, 2024). The provision is estimated using modeling techniques, consistently applied, and is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

The amount that the credit loss allowance represents in comparison to the Group’s gross receivables (the coverage ratio) is also monitored to anticipate trends that could indicate credit risk increases. This metric is considered a key risk indicator and it is monitored across multiple committees, supporting the decision-making process and is discussed in the Group's credit forums.

The explanation of each stage is set out in the Company’s accounting policies, as disclosed in the Annual Financial Statements.

	06/30/2025					12/31/2024
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)

Stage 1	14,574,717	79.9%	835,992	26.6%	5.7%	11,849,086	81.1%	670,984	28.0%	5.7%

Stage 2	1,916,270	10.6%	712,524	22.8%	37.2%	1,377,896	9.4%	445,996	18.7%	32.4%
Absolute Trigger (Days late)	478,358	25.0%	353,664	49.6%	73.9%	349,725	25.4%	254,294	57.0%	72.7%
Relative Trigger (PD deterioration)	1,437,912	75.1%	358,860	50.4%	25.0%	1,028,171	74.6%	191,702	43.0%	18.6%

Stage 3	1,733,690	9.5%	1,585,305	50.6%	91.4%	1,392,330	9.5%	1,272,546	53.3%	91.4%
Total	18,224,677	100.0%	3,133,821	100.0%	17.2%	14,619,312	100.0%	2,389,526	100.0%	16.3%

31

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

c) Credit loss allowance - by credit quality vs. stages

	06/30/2025					12/31/2024
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)

Strong (PD < 5%)	7,724,988	42.4%	164,144	5.2%	2.1%	6,644,920	45.5%	126,401	5.3%	1.9%
Stage 1	7,724,961	100.0%	164,144	100.0%	2.1%	6,628,863	99.8%	126,147	99.8%	1.9%
Stage 2	27	—	—	—	—	16,057	0.2%	254	0.2%	1.6%

Satisfactory (5% <= PD <= 20%)	5,823,128	32.0%	466,315	14.9%	8.4%	4,304,062	29.4%	324,830	13.6%	7.5%
Stage 1	5,560,217	95.5%	447,916	96.0%	8.1%	4,170,990	96.9%	315,603	97.2%	7.6%
Stage 2	262,911	4.5%	18,399	4.0%	7.0%	133,072	3.1%	9,227	2.8%	6.9%

Higher Risk (PD > 20%)	4,676,561	25.6%	2,503,362	79.9%	53.5%	3,670,330	25.1%	1,938,295	81.1%	52.8%
Stage 1	1,289,539	27.6%	223,932	9.0%	17.4%	1,049,233	28.6%	229,234	11.8%	21.8%
Stage 2	1,653,332	35.4%	694,125	27.7%	42.0%	1,228,767	33.5%	436,515	22.5%	35.5%
Stage 3	1,733,690	37.0%	1,585,305	63.3%	91.4%	1,392,330	37.9%	1,272,546	65.7%	91.4%
Total	18,224,677	100.0%	3,133,821	100.0%	17.2%	14,619,312	100.0%	2,389,526	100.0%	16.3%

32

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

d) Credit loss allowance - changes

The following tables show the reconciliations from the opening to the closing balance of the credit loss allowance by stages of the financial instruments.

	06/30/2025				06/30/2024
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total

Credit loss allowance at beginning of period	670,984	445,996	1,272,546	2,389,526	693,151	477,714	925,404	2,096,269
Transfers from Stage 1 to Stage 2	(107,008)	107,008	-	-	(75,658)	75,658	-	-
Transfers from Stage 2 to Stage 1	112,168	(112,168)	-	-	64,697	(64,697)	-	-
Transfers to Stage 3	(70,445)	(302,067)	372,512	-	(72,305)	(284,910)	357,215	-
Transfers from Stage 3	53,277	13,160	(66,437)	-	19,034	8,541	(27,575)	-
Write-offs	-	-	(907,422)	(907,422)	-	-	(618,810)	(618,810)
Net increase of loss allowance (note 7)	86,635	490,331	735,368	1,312,334	195,529	356,730	590,409	1,142,668
New originations (a)	53,861	6,152	1,584	61,597	75,980	4,704	2,072	82,756
Changes in exposure of preexisting accounts (b)	367,309	5,344	(3,423)	369,229	204,869	2,389	(2,524)	204,734
Other movements, primarily net drawdowns/repayments and net remeasurement from movements between stages and between risk bands within each stage	(269,593)	417,081	730,993	878,480	(85,320)	349,637	590,861	855,178
Changes to models used in calculation (c)	(64,942)	61,754	6,214	3,026	-	-	-	-
Effect of changes in exchange rates (OCI)	90,381	70,264	178,738	339,383	(92,101)	(68,159)	(146,824)	(307,084)
Credit loss allowance at end of the period	835,992	712,524	1,585,305	3,133,821	732,347	500,877	1,079,819	2,313,043

The "Net increase of loss allowance" is distributed considering the stages at the end of the period, except in (c), which is calculated considering the stages at the beginning of the period.

(a) Considers all accounts originated from the beginning to the end of the period. ECL effects presented in the table were calculated as if risk parameters at the beginning of the period were applied.

(b) Reflects the movements in exposure (both drawdown and undrawn limits) of accounts that already existed in the beginning of the period. ECL effects were calculated as if risk parameters of the exposures at the beginning of the period were applied.

(c) Changes to models that occurred during the period include, primarily, the calibration of ECL parameters to reflect more recent risk and recovery data, the changes in the Company's underwriting policies and in the collections strategies.

33

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

The following tables present changes in the gross carrying amount of the credit card portfolio to demonstrate the effects of the changes in the loss allowance for the same portfolio as presented above. “Net change of gross carrying amount” includes drawdown, payments, and interest accruals.

	06/30/2025				06/30/2024
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of period	11,849,086	1,377,896	1,392,330	14,619,312	11,891,823	1,490,067	1,103,907	14,485,797
Transfers from Stage 1 to Stage 2	(1,132,846)	1,132,846	-	-	(800,975)	800,975	-	-
Transfers from Stage 2 to Stage 1	662,215	(662,215)	-	-	369,182	(369,182)	-	-
Transfers to Stage 3	(421,524)	(539,179)	960,703	-	(394,048)	(483,743)	877,791	-
Transfers from Stage 3	62,293	15,182	(77,475)	-	43,210	19,258	(62,468)	-
Write-offs	-	-	(907,422)	(907,422)	-	-	(618,810)	(618,810)
Net change of gross carrying amount	1,914,742	386,326	168,869	2,469,937	1,991,241	278,163	180,153	2,449,557
Effect of changes in exchange rates (OCI)	1,640,751	205,414	196,685	2,042,850	(1,610,750)	(214,425)	(176,210)	(2,001,385)
Gross carrying amount at end of the period	14,574,717	1,916,270	1,733,690	18,224,677	11,489,683	1,521,113	1,304,363	14,315,159

34

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

14. LOANS TO CUSTOMERS

	06/30/2025	12/31/2024

Loans to individuals (i)	8,576,887	5,864,270
Loans to companies	478,958	252,185
Total loans	9,055,845	6,116,455

Loan ECL allowance	(1,185,593)	(794,570)
Total	7,870,252	5,321,885

(i) As of June 30, 2025, the balance includes US$ 2,292,866 of secured loans (US$1,387,697 as of December 31, 2024).

a) Breakdown by maturity

The following table shows loans to customers by maturity on June 30, 2025, and December 31, 2024, considering each installment individually.

	06/30/2025		12/31/2024
	Amount	%	Amount	%

Loans to customers due in:
Up to 30 days	1,096,639	12.2%	758,514	12.4%
30 to 60 days	924,278	10.2%	714,740	11.7%
60 to 90 days	770,567	8.5%	579,491	9.5%
90 to 360 days	3,493,486	38.6%	2,361,344	38.6%
Over 360	2,412,699	26.6%	1,460,397	23.9%
Total loans to customers not overdue	8,697,669	96.1%	5,874,486	96.1%

Loans to customers overdue by:
Up to 30 days	112,332	1.2%	89,590	1.5%
30 to 60 days	74,117	0.8%	44,183	0.7%
60 to 90 days	57,233	0.6%	33,167	0.5%
Over 90 days	114,494	1.3%	75,029	1.2%
Total loans to customers overdue	358,176	3.9%	241,969	3.9%
Total	9,055,845	100.0%	6,116,455	100.0%

35

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

b) Credit loss allowance - by stages

As of June 30, 2025, the loans to customers ECL allowance totaled US$1,185,593 (US$794,570 as of December 31, 2024). The provision is estimated using modeling techniques, consistently applied, which is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

The amount that the credit loss allowance represents in comparison to the Group’s gross receivables (the coverage ratio) is also monitored to anticipate trends that could indicate credit risk increases. This metric is considered a key risk indicator and it is monitored across multiple committees, supporting the decision-making process and is discussed in the Group's credit forums.

The explanation of each stage is set out in the Company's accounting policies, as disclosed in the Annual Financial Statements.

	06/30/2025					12/31/2024
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)

Stage 1	7,118,635	78.6%	324,987	27.4%	4.6%	4,728,358	77.3%	239,306	30.1%	5.1%

Stage 2	1,381,187	15.3%	487,944	41.2%	35.3%	1,054,416	17.2%	325,020	40.9%	30.8%
Absolute Trigger (Days late)	263,299	19.1%	208,359	42.7%	79.1%	180,780	17.1%	150,723	46.4%	83.4%
Relative Trigger (PD deterioration)	1,117,888	80.9%	279,585	57.3%	25.0%	873,636	82.9%	174,297	53.6%	20.0%

Stage 3	556,023	6.1%	372,662	31.4%	67.0%	333,681	5.5%	230,244	29.0%	69.0%
Total	9,055,845	100.0%	1,185,593	100.0%	13.1%	6,116,455	100.0%	794,570	100.0%	13.0%

36

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

c) Credit loss allowance - by credit quality vs stages

	06/30/2025					12/31/2024
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)

Strong (PD < 5%)	3,044,155	33.6%	38,368	3.3%	1.3%	1,954,790	31.9%	19,761	2.4%	1.0%
Stage 1	2,996,943	98.4%	38,193	99.5%	1.3%	1,883,302	96.3%	18,678	94.5%	1.0%
Stage 2	47,212	1.6%	175	0.5%	0.4%	71,488	3.7%	1,083	5.5%	1.5%

Satisfactory (5% <= PD <= 20%)	3,015,173	33.3%	159,452	13.4%	5.3%	2,101,425	34.4%	113,253	14.3%	5.4%
Stage 1	2,945,926	97.7%	156,040	97.9%	5.3%	1,855,922	88.3%	97,439	86.0%	5.3%
Stage 2	69,247	2.3%	3,412	2.1%	4.9%	245,503	11.7%	15,814	14.0%	6.4%

Higher Risk (PD > 20%)	2,996,517	33.1%	987,773	83.3%	33.0%	2,060,240	33.7%	661,556	83.3%	32.1%
Stage 1	1,175,766	39.2%	130,754	13.3%	11.1%	989,134	48.0%	123,189	18.6%	12.5%
Stage 2	1,264,728	42.2%	484,357	49.0%	38.3%	737,425	35.8%	308,123	46.6%	41.8%
Stage 3	556,023	18.6%	372,662	37.7%	67.0%	333,681	16.2%	230,244	34.8%	69.0%
Total	9,055,845	100.0%	1,185,593	100.0%	13.1%	6,116,455	100.0%	794,570	100.0%	13.0%

37

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

d) Credit loss allowance - changes

The following tables show reconciliations from the opening to the closing balance of the credit loss allowance by the stages of the financial instruments.

	06/30/2025				06/30/2024
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total

Credit loss allowance at beginning of period	239,306	325,020	230,244	794,570	145,341	223,982	142,811	512,134
Transfers from Stage 1 to Stage 2	(35,116)	35,116	—	—	(30,488)	30,488	—	—
Transfers from Stage 2 to Stage 1	68,217	(68,217)	—	—	23,536	(23,536)	—	—
Transfers to Stage 3	(49,532)	(229,488)	279,020	—	(26,537)	(139,204)	165,741	—
Transfers from Stage 3	19,986	20,177	(40,163)	—	7,676	11,425	(19,101)	—
Write-offs	—	—	(606,999)	(606,999)	—	—	(380,973)	(380,973)
Net increase of loss allowance (note 7)	47,228	355,326	473,708	876,262	74,679	216,526	285,789	576,994
New originations (a)	551,062	74,023	8,033	633,118	415,627	68,663	13,166	497,456
Other movements, primarily net drawdowns/repayments and net remeasurement from movements between stages and between risk bands within each stage	(534,585)	276,736	499,515	241,666	(340,948)	147,863	272,626	79,541
Changes to models used in calculation (b)	30,751	4,567	(33,840)	1,478	—	—	—	—
Effect of changes in exchange rates (OCI)	34,898	50,010	36,852	121,760	(23,379)	(37,972)	(23,355)	(84,706)
Credit loss allowance at end of the period	324,987	487,944	372,662	1,185,593	170,828	281,709	170,912	623,449

The "Net increase of loss allowance" is distributed considering the stages at the end of the period, except in (b), which is calculated considering the stages at the beginning of the period.

(a) Considers all accounts originated from the beginning to the end of the period. ECL effects presented in the table were calculated as if risk parameters at the beginning of the period were applied.

(b) Changes to models that occurred during the period include, primarily, the calibration of ECL parameters to reflect more recent risk and recovery data, the changes in the Company's underwriting policies and in the collections strategies.

38

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

The following tables present changes in the gross carrying amount of the loan portfolio to demonstrate the effects of the changes in the loss allowance for the same portfolio as discussed above. “Net change of gross carrying amount” includes drawdowns, payments, and interest accruals.

	06/30/2025				06/30/2024
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of the period	4,728,358	1,054,416	333,681	6,116,455	2,831,131	648,296	234,343	3,713,770
Transfers from Stage 1 to Stage 2	(463,534)	463,534	—	—	(323,402)	323,402	—	—
Transfers from Stage 2 to Stage 1	455,094	(455,094)	—	—	154,015	(154,015)	—	—
Transfers to Stage 3	(287,501)	(389,603)	677,104	—	(146,894)	(224,611)	371,505	—
Transfers from Stage 3	24,203	31,209	(55,412)	—	8,722	12,839	(21,561)	—
Write-offs	—	—	(606,999)	(606,999)	—	—	(380,973)	(380,973)
Net increase of gross carrying amount	1,919,633	522,518	152,234	2,594,385	1,482,185	308,289	136,952	1,927,426
Effect of changes in exchange rates (OCI)	742,382	154,207	55,415	952,004	(478,588)	(109,512)	(40,473)	(628,573)
Gross carrying amount at end of the period	7,118,635	1,381,187	556,023	9,055,845	3,527,169	804,688	299,793	4,631,650

39

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

15. COMPULSORY AND OTHER DEPOSITS AT CENTRAL BANKS

	06/30/2025	12/31/2024

Compulsory deposits (i)	4,678,054	3,833,670
Reserve at central bank - Instant payments (ii)	3,532,178	2,909,666
Total	8,210,232	6,743,336
(i)	Compulsory deposits are required by local central banks based on the amount of RDB and CDB held by Nu Financeira and deposits in electronic money held by Nu Colombia. These resources are remunerated mainly in Brazilian SELIC rate (special settlement and custody system of the BACEN) and for Colombia the compulsory deposits are not remunerated.
(ii)	Reserve at central bank - Instant payments relates to cash maintained in the Instant Payments Account, which is required by BACEN to support instant payment operations, and it is based on the average of PIX transactions per day based on the last month, including additional funds as a safety margin. These resources are remunerated in Brazilian SELIC rate.

16. OTHER RECEIVABLES

	06/30/2025	12/31/2024

Other receivables	931,343	1,415,263
Other receivables - ECL Allowance	(1,810)	(1,820)
Total	929,533	1,413,443

Other receivables are mostly related to credit card receivables acquired from merchant acquirers which are due from credit card issuers (mainly banks and other financial institutions), and measured initially at fair value, additionally, are used as underlying collateral in repurchase agreement operations, as mentioned in note 21. As of December 31, 2024, the balance also included receivables related to the agreement with Mastercard, including incentive mechanisms linked to debit and credit transaction volume performance and other performance obligations. The ECL expenses for the six-month period ended June 30, 2025 decreased US$251 (US$794 for the six-month period ended June 30, 2024). As of June 30, 2025 and December 31, 2024, the total amount of the Group's exposure was classified as Stage 1 Strong (PD<5%), with no transfers between stages for the six-month period ended June 30, 2025 and 2024.

All receivables are classified in stages. The explanation of each stage is set out in the Company's accounting policies, as disclosed in the Annual Financial Statements.

40

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

17. OTHER ASSETS

	06/30/2025	12/31/2024

Deferred expenses (i)	312,001	254,791
Taxes recoverable (ii)	701,153	218,790
Advances to suppliers and employees	90,224	72,950
Prepaid expenses (iii)	96,916	80,193
Judicial deposits (note 25)	5,464	5,711
Other assets (iv)	51,885	31,143
Total	1,257,643	663,578
(i)	Refers to credit card issuance costs, including printing, packing, and shipping costs, among others. The expenses are amortized based on the card’s estimated useful life methodology, adjusted for any cancellations.
(ii)	Taxes recoverable refer to overpaid taxes and contributions as well as tax credits on costs and expenses eligible for future offsets or refunds.
(iii)	Prepaid expenses refer to invoices related to the cloud savings plan, in accordance with the supplier contract.

41

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

18. INVESTMENTS IN ASSOCIATES

								Six-month period ended
	06/30/2025							06/30/2025
Company	Equity interest	Shareholding interest with voting rights (ii)	Investment (iii)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Share of profit (loss) of associates	Associates net income (loss) for the period

Tyme (i)	18.0%	—	97,210	125,773	263,506	633	—	(2,155)	(11,973)

								Six-month period ended
	12/31/2024							06/30/2024
Company	Equity interest	Shareholding interest with voting rights (ii)	Investment (iii)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Share of profit (loss) of associates	Associates net income (loss) for the period

Tyme (i)	18.0%	—	99,365	1,201	218,846	14,447	—	—	—

(i) Tyme is the holding company which has investments in Tyme Bank Holdings (South Africa operation) and Tyme Investments (Southeast Asia operation)

(ii) Nu has no voting rights but all Series D preferred shares acquired by the Group may be converted into shares with voting rights at any time at Nu's election.

(iii) The total investment in Tyme Group was US$150,000, of which US$99,365 referred to investments in associates and the remaining is related to derivatives, such as call options and warrants recorded at fair value, enabling Nu to acquire additional equity interest in the future. The derivatives are presented in note 20. During the six-month period ended June 30, 2025 Nu recognized a loss in associates of US$2,155.

42

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

19. INTANGIBLES ASSETS AND GOODWILL

a) Composition of intangible assets and goodwill

(i) Intangible assets

	06/30/2025			12/31/2024
	Cost	Accumulated amortization	Net value	Cost	Accumulated amortization	Net value

Intangibles related to acquisitions	137,318	(69,735)	67,583	137,318	(58,705)	78,613
Internally developed intangibles	471,052	(88,824)	382,228	313,983	(54,136)	259,847
Other intangibles	89,626	(25,144)	64,482	29,737	(20,581)	9,156
Total	697,996	(183,703)	514,293	481,038	(133,422)	347,616

(ii) Goodwill

	06/30/2025	12/31/2024
	Goodwill

Nu Investimento's acquisition	348,276	353,405
Other acquisitions	62,071	60,882
Total	410,347	414,287

b) Changes on intangibles assets and goodwill

	06/30/2025
	Goodwill	Intangible assets
		Intangibles related to acquisitions	Internally developed intangible	Other Intangibles	Total Intangibles

Balance at beginning of the period	414,287	78,613	259,847	9,156	347,616
Additions	1,189	—	112,746	56,872	169,618
Disposals	—	—	(1,249)	—	(1,249)
Amortization	—	(9,754)	(27,965)	(2,073)	(39,792)
Effect of changes in exchange rates (OCI)	(5,129)	(1,276)	38,850	527	38,101
Balance at end of the period	410,347	67,583	382,228	64,482	514,293

43

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

	06/30/2024
	Goodwill	Intangible assets
		Intangibles related to acquisitions	Internally developed intangible	Other Intangibles	Total Intangibles

Balance at beginning of the period	397,538	61,634	224,698	9,549	295,881
Additions	-	-	73,716	2,454	76,170
Disposals	-	-	(4,840)	-	(4,840)
Amortization	-	(6,916)	(23,137)	(2,721)	(32,774)
Effect of changes in exchange rates (OCI)	64	2,276	(30,236)	(487)	(28,447)
Balance at end of the period	397,602	56,994	240,201	8,795	305,990

20. DERIVATIVE FINANCIAL INSTRUMENTS

The Group executes transactions with derivative financial instruments, which are intended, in their majority, to meet its own needs to reduce its exposure to market, currency and interest-rate risks. The derivatives are classified at fair value through profit or loss, except those in cash flow hedge accounting strategies, for which the effective portion of gains or losses on derivatives is recognized directly in other comprehensive income. Management of these risks is conducted through determining limits, and the establishment of operating strategies. The derivative contracts are considered level 1, 2 or 3 in the fair value hierarchy and are used to hedge exposures, but hedge accounting is adopted only for forecasted transactions related to the cloud infrastructure, intercompany transactions and certain software licenses used by Nu (hedge of foreign currency risk), to hedge interest of the fixed rate credit portfolio (hedge of interest rate risk of portfolio) and to hedge the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate and social security taxes at RSU vesting or SOP exercise, as shown below.

44

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

	06/30/2025			12/31/2024
		Fair values			Fair values
	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities

Derivatives classified at fair value through profit or loss
Interest rate contracts – Futures	13,032	-	116	347,110	158	-
Foreign currency exchange rate contracts – Futures	1,072,894	245	11,952	701,367	61	1,990
Interest rate contracts – Swaps	113,966	2,533	-	308,176	19,808	78
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	926,568	1,103	18,191	483,493	4,772	16,169
Warrants	23,678	19,968	-	23,645	23,665	-
Call Options	27,000	20,447	-	27,000	27,000	-
Forward Contract	92,427	92,427	92,427	-	-	-

Derivatives held for hedging
Designated as cash flow hedge
Foreign currency exchange rate contracts – Futures	145,326	-	1,692	164,752	-	510
Equity - Total Return Swap (TRS)	62,723	6,855	-	111,479	-	13,582
Designated as fair value hedge
Interest rate contracts – Swaps	321,860	5	123	-	-
Total	2,799,474	143,583	124,501	2,167,022	75,464	32,329

Futures contracts are traded on the B3 (Brasil, Bolsa e Balcão), a stock exchange in Brazil, as the counterparty and are settled on a daily basis. The total value of margins pledged by the Group in transactions on the stock exchange is presented in note 12.

Interest rate swaps contracts are settled at the maturity date and are traded over the counter with financial institutions as counterparties.

Nu Financeira has hedged foreign currency exposure and has forward contracts for acquisition of financial assets.

Total Return Swap (TRS) contracts are settled only at maturity and are traded over the counter with financial institutions as counterparties.

45

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

Breakdown by maturity

The table below shows the breakdown by maturity of the notional amounts:

	06/30/2025				12/31/2024
	Up to 3 months	3 to 12 months	Over 12 months	Total	Up to 3 months	3 to 12 months	Over 12 months	Total

Assets
Interest rate contracts – Futures	-	-	-	-	305,566	14,521	27,023	347,110
Foreign currency exchange rate contracts – Futures	1,198,083	-	-	1,198,083	866,119	-	-	866,119
Interest rate contracts – Swaps	-	12,391	123,054	135,445	-	-	105,576	105,576
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	414,833	-	-	414,833	381,493	37,000	-	418,493
Equity - Total Return Swap (TRS)	44,207	5,887	12,629	62,723	9,945	85,043	16,491	111,479
Warrants	-	-	23,678	23,678	-	-	23,645	23,645
Call Options	-	-	27,000	27,000	-	-	27,000	27,000
Total assets	1,657,123	18,278	186,361	1,861,762	1,563,123	136,564	199,735	1,899,422

Liabilities
Interest rate contracts – Swaps	46,152	62,443	191,786	300,381	65,000	-	-	65,000
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	511,735	-	-	511,735	-	-	-	-
Foreign currency exchange rate contracts – Futures	20,137	-	-	20,137	-	-	-	-
Interest rate contracts – Futures	13,032	-	-	13,032	-	-	-	-
Forward Contract	92,427	-	-	92,427	202,600	-	-	202,600
Total liabilities	683,483	62,443	191,786	937,712	267,600	-	-	267,600

46

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

The table below shows the breakdown by maturity of the fair value amounts:

	06/30/2025			12/31/2024
	Up to 12 months	Over 12 months	Total	Up to 12 months	Over 12 months	Total

Assets
Interest rate contracts – Swaps	5	2,533	2,538	17,010	2,798	19,808
Interest rate contracts – Futures	-	-	-	158	-	158
Foreign currency exchange rate contracts – Futures	245	-	245	61	-	61
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	1,103	-	1,103	4,772	-	4,772
Equity - Total Return Swap (TRS)	6,560	295	6,855
Warrants	-	19,968	19,968	-	23,665	23,665
Call Options	-	20,447	20,447	-	27,000	27,000
Forward Contract	92,427	-	92,427	-	-	-
Total assets	100,340	43,243	143,583	22,001	53,463	75,464

Liabilities
Equity - Total Return Swap (TRS)	-	-	-	13,020	562	13,582
Interest rate contracts – Swaps	42	81	123	78	-	78
Interest rate contracts – Futures	116	-	116	-	-	-
Foreign currency exchange rate contracts – Futures	13,643	-	13,643	2,500	-	2,500
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	18,192	-	18,192	16,169	-	16,169
Forward Contract	92,427	-	92,427	-	-	-
Total liabilities	124,420	81	124,501	31,767	562	32,329

47

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

a) Hedge of foreign currency risk

The Group is exposed to foreign currency risk on forecast transaction expenses, related to the cloud infrastructure, certain software licenses and intercompany expenses. The Group manages its exposures to the variability in cash flows of foreign currency forecasted transactions to movements in foreign exchange rates by entering into foreign currency exchange rate contracts (exchange futures). These instruments are entered into to match the cash flow profile of the estimated forecast transactions and are exchange-traded with fair value movements settled on a daily basis.

The Group applies hedge accounting to the forecasted transactions related to its main cloud infrastructure contract and other expenses in foreign currency including intercompany expenses. The effectiveness is assessed monthly by analyzing the critical terms. The critical terms of the hedging instrument and the amount of the forecasted hedged transactions are significantly the same. Derivatives are generally rolled over monthly. They are expected to occur in the same fiscal month as the maturity date of the hedged item. Therefore, the hedge is expected to be effective. Subsequent assessments of effectiveness are performed by verifying and documenting whether the critical terms of the hedging instrument and forecasted hedged transaction have changed during the period in review and whether it remains probable. If there are no such changes in critical terms, the Group will continue to conclude that the hedging relationship is effective. Sources of ineffectiveness are differences in the amount and timing of forecast and actual payment of expenses.

The table below shows the change in the hedge of foreign currency risk:

	Six-month period ended
	06/30/2025	06/30/2024

Balance at beginning of the period	11,721	(8,254)
Fair value change recognized in OCI during the period	2,188	27,665
Total amount reclassified from cash flow hedge reserve to the statement of profit or loss during the period	(33,366)	3,088
to "Customer support and operation"	9,944	(4,042)
to "General and administrative expenses"	(11,673)	(1,725)
to "Other income"	(3,689)	—
Effect of changes in exchange rates (OCI)	(27,948)	8,855
Deferred income taxes	6,366	(12,392)
Balance at end of the period	(13,091)	10,107

The expected future transactions that are the hedged items are:

	06/30/2025			12/31/2024
	Up to 3 months	3 to 12 months	Total	Total

Expected foreign currency transactions	50,878	119,810	170,688	187,456
Total	50,878	119,810	170,688	187,456

48

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

b) Hedge of corporate and social security taxes over share-based compensation

The Group's hedge strategy is to cover the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate and social security taxes at RSU vesting from the variation of the Company's share price volatility. The derivative financial instruments used to cover the exposure are total return swaps ("TRS") in which one leg is indexed to the Company's stock price and the other leg is indexed to Secured Overnight Financing Rate ("SOFR") plus spread. The stock fixed at the TRS is a weighted average price. The hedge was entered into by Nu Holdings and therefore there is no income tax effect.

The Group applies the cash flow hedge for the hedge structure thus the market risk is replaced by an interest rate risk. The effectiveness assessment is performed monthly by (i) assessing the economic relationship between the hedged item and the hedging instrument; (ii) monitoring the credit risk impact in the hedge effectiveness; and (iii) maintaining and updating the hedging ratio. Given the possibility of forfeiture impacting the future cash forecast of the employee benefit plan, the Group manages exposures to keep the hedging level within an acceptable coverage. The derivative fair value is measured substantially based on the stock price which is also used in the measurement of the provision or payment for corporate and social security taxes. There is no expectation for a mismatch between the hedged item and hedging instrument at maturity other than the SOFR.

The table below shows the change in the hedge of corporate and social security taxes over share-based compensation:

	Six-month period ended
	06/30/2025	06/30/2024

Balance at beginning of the period	11,029	20,671
Fair value change recognized in OCI during the period	12,848	47,960
Total amount reclassified from cash flow hedge reserve to the statement of profit or loss during the period (note 10)	(16,346)	(27,457)
to "Customer support and operations"	866	(1,108)
to "General and administrative expenses"	(16,803)	(25,628)
to "Marketing expenses"	(409)	(721)
Balance at end of the period	7,531	41,174

Expected cash disbursement

	06/30/2025				12/31/2024
	Up to 1 year	1 to 3 years	Above 3 years	Total	Total

Considering the reporting date fair value of the hedged item:
Expected cash disbursement for corporate and social contributions	29,095	43,473	-	72,568	278,662
Total	29,095	43,473	-	72,568	278,662

49

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

21. REPURCHASE AGREEMENTS

	06/30/2025	12/31/2024
Repurchase agreements
Government bonds (i)	1,064,482	308,583

(i)	On June 30, 2025 the Group has US$1,064,482 (US$ 308,583 as of December 31, 2024) in repurchase agreements using government bonds as collateral. These agreements are mainly executed with overnight maturities, although some instruments have short-term maturities (up to 3 months). The average fixed rate is 13.7% per year as of June 30, 2025 (as of December 31, 2024 the average fixed rate was 12.1% per year) and the government bonds that are pledged as collateral are classified as fair value through other comprehensive income on note 12. As of June 30, 2025 the fair value of the securities pledged to repurchase agreement is US$885,980 (US$309,225 as of December 31, 2024). Additionally, the Group also uses other receivables as underlying collateral in repurchase agreement operations. As of June 30, 2025, the balance of receivables pledged as collateral amounted to US$94,325. These other receivables are presented in note 16.

Changes to repurchase agreement are as follows:

	06/30/2025	12/31/2024

Balance at beginning of the period	308,583	210,454
New obligations	84,130,723	181,750,640
Payments - principal	(83,458,669)	(181,586,958)
Payments - interest	(42,632)	(74,096)
Interest accrued	44,142	74,096
Effect of changes in exchange rates (OCI)	82,335	(65,553)
Balance at the end of the period	1,064,482	308,583

22. FINANCIAL LIABILITIES AT AMORTIZED COST – DEPOSITS

	06/30/2025	12/31/2024

Bank receipt of deposits (RDB)	26,083,136	21,511,844
Deposits in electronic money	10,060,587	6,796,826
Bank certificate of deposit (CDB)	496,433	546,395
Total	36,640,156	28,855,065

Currently, deposits in electronic money in Brazil, México and Colombia include NuAccount balances. In Brazil, NuAccount is a prepaid account in which the amounts deposited by customers are classified as electronic money and must be allocated to government securities (see note 12b) or in a specific account maintained at the Central Bank of Brazil (see note 15), in accordance with Brazilian regulatory requirements.

In Mexico, NuAccount balances are not required to be invested in specific assets; and therefore, they can be used as a financing source for the credit card operations in Mexico.

50

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

In Colombia, NuAccount balances are required to have a percentage of the deposits from the public in an account with the Colombian Central Bank, also a percentage of the deposits as required to be invested in a class of compulsory deposits.

RDBs are investment products available within NuAccount offering either daily liquidity or fixed future maturity options. Deposits in RDB are guaranteed under limits from the Brazilian Deposit Guarantee Fund (“FGC”). Unlike the deposits in electronic money, Nu is required to follow the compulsory deposits requirements for RDB deposits (see note 15). However, there is no obligation to invest the remaining balance in government securities or to hold it in a specific account at the Central Bank of Brazil. As such, these amounts can be used as a financing source for loan and credit card operations.

The interest paid on both NuAccount and RDB deposits (except fixed term RDBs) is 100% of the Brazilian CDI rate as of the initial date if the balances are kept for more than 30 days. There are also RDBs with a defined future maturity date, which have a maturity of up to 27 months and a weighted average interest rate of 104% of the Brazilian CDI rate as of June 30, 2025 (as of December 31, 2024, the weighted average interest rate was 105% of the Brazilian CDI rate).

For NuAccount in Mexico, the balances deposited in "Cajitas" yield from 9.0% to 15.0% per year as of June 30, 2025 (as of December 31, 2024, the balances yield from 12.0% to 14.0% per year). "Cajitas" has daily yield accrual and can have daily liquidity or defined future maturity.

The interest paid on NuAccount in Colombia was from 9.3% to 9.8% per year as of June 30, 2025 (as of December 31, 2024, the interest paid was from 11.0% to 11.5% per year).

The Bank certificate of deposit (CDB) is issued by Nu Financeira and primarily distributed by Nu Investimentos.

Breakdown by maturity

	06/30/2025			12/31/2024
	Up to 12 months	Over 12 months	Total	Up to 12 months	Over 12 months	Total

Bank receipt of deposits (RDB)	25,957,949	125,187	26,083,136	21,402,435	109,409	21,511,844
Deposits in electronic money	10,060,587	-	10,060,587	6,796,826	-	6,796,826
Bank certificate of deposit (CDB)	390,486	105,947	496,433	462,407	83,988	546,395
Total	36,409,022	231,134	36,640,156	28,661,668	193,397	28,855,065

51

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

23. FINANCIAL LIABILITIES AT AMORTIZED COST – PAYABLES TO NETWORK

	06/30/2025	12/31/2024

Payables to credit card network	11,052,378	9,333,541
Payables to clearing houses	107,867	-
Total	11,160,245	9,333,541

Payables to credit card network corresponds mainly to the amount payable to the acquirers related to credit and prepaid card transactions. Brazilian credit card payables are settled according to the transaction installments, substantially in up to 27 days for transactions with no installments; 1 business day for international transactions; and sales in installments ("parcelado") have monthly settlements, mostly, over a period of up to 12 months. For Mexican and Colombian credit card transactions, the amounts are settled in 1 business day.

In December 2024, Nu renewed and extended its long-term partnership with Mastercard, including incentive mechanisms linked to debit and credit transaction volume performance and other performance obligations to be satisfied throughout the duration of the agreement.

The segregation by maturity is shown in the table below:

Payables to credit card network	06/30/2025	12/31/2024

Up to 30 days	4,361,201	4,326,268
30 to 90 days	3,409,675	2,450,743
More than 90 days	3,281,502	2,556,530
Total	11,052,378	9,333,541

Collateral for credit card operations

As of June 30, 2025, the Group had US$343 (US$336 on December 31, 2024) of security deposits granted in favor of Mastercard. These security deposits are measured at fair value through profit (loss) and are held as collateral for the amounts payable to the network and can be replaced by other security deposits with similar characteristics. The average remuneration rate of those security deposits was 0.33% per month in the six-month period ended June 30, 2025 (0.34% per month in the year ended December 31, 2024).

52

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

24. FINANCIAL LIABILITIES AT AMORTIZED COST – BORROWINGS AND FINANCING

a) Borrowings and financings

Borrowings and financings maturities are as follows:

	06/30/2025
	Up to 3 months	3 to 12 months	Over 12 months	Total

Borrowings and financings
Financial bills (ii)	206,004	495,417	1,028,254	1,729,675
Margin loan credit facility (iii)	-	545,944	-	545,944
Total borrowings and financings	206,004	1,041,361	1,028,254	2,275,618

	12/31/2024
	Up to 3 months	3 to 12 months	Over 12 months	Total

Borrowings and financings
Syndicated loan (i)	109	21,279	328,873	350,261
Financial bills (ii)	6,577	184,833	987,193	1,178,603
Margin loan credit facility (iii)	-	201,493	-	201,493
Total borrowings and financings	6,686	407,605	1,316,066	1,730,357
(i)	Correspond to three syndicated credit facilities. The first, in which Nu’s subsidiaries in Mexico and Colombia are the borrowers and the Company is acting as guarantor, the total amount of the credit facility was US$650,000, of which US$625,000 was allocated to Nu Mexico and fully paid as of September 30, 2024. The remaining US$25,000 was allocated to Nu Colombia, fully paid on February 17, 2025. The second, in which Nu Colombia has been granted a 3-year facility from IFC (International Finance Corporation), the total amount corresponds to US$265,100, guaranteed by the Company, and was fully paid on February 4, 2025. The third, in which Nu Colombia executed a 3-year credit facility with DFC - U.S. International Development Finance Corporation for the amount of US$150,000, guaranteed by the Company. As of December 31, 2024, Nu Colombia Financiera had drawn-down US$50,000 of this credit facility, amount which was fully paid on January 31, 2025.
(ii)	As of June 30, 2025, Nu Financeira had issued financial bills in Brazilian reais, indexed to CDI, or CDI plus a fixed spread. The principal amount was equivalent to US$1,580,488 (US$1,280,144 as of December 31, 2024). The maturity for these financial bills is from July 2025 up to June 2028.
(iii)	Correspond to margin loan credit facility, backed by government securities and sovereign bonds as collateral for the operation which Nu entered into through Nu Financeira. As of June 30, 2025 the principal amount was US$544,000 (US$ 200,000 as of December 31, 2024). The loans are indexed to CME Term SOFR Rate (CME Group's forward-looking SOFR rate) plus a fixed spread. The maturity for these loans is from November 2025 to June 2026.

53

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

Changes to borrowings and financings are as follows:

	06/30/2025
	Margin loan credit facility	Syndicated loan	Financial Bills	Total

Balance at beginning of the period	201,493	350,261	1,178,603	1,730,357
New borrowings	344,000	-	292,307	636,307
Payments – principal	-	(355,041)	(13,901)	(368,942)
Payments – interest	(7,421)	(17,298)	(4,173)	(28,891)
Interest accrued	7,623	2,704	93,905	104,233
Transaction costs	-	4,146	(378)	3,768
Effect of changes in exchange rates (OCI)	249	15,227	183,310	198,786
Balance at end of the period	545,944	-	1,729,674	2,275,618

	06/30/2024
	Term loan credit facility	Syndicated loan	Financial Bills	Total

Balance at beginning of the period	98,775	821,501	216,068	1,136,344
New borrowings	-	-	813,014	813,014
Payments – principal	(93,964)	-	-	(93,964)
Payments – interest	(7,483)	(48,443)	-	(55,926)
Interest accrued	3,486	33,385	30,314	67,185
Transaction costs	-	17,061	(492)	16,569
Amortization of transaction costs	-	57	-	57
Effect of changes in exchange rates (OCI)	(814)	(41,471)	(105,075)	(147,360)
Balance at end of the period	-	782,090	953,829	1,735,919

Covenants

The above-mentioned credit facility from DFC includes restrictive clauses (covenants) which establish the maintenance of minimum financial indicators related to capital adequacy, funding and liquidity (cash) position, as well as profitability metrics and leverage ratios including, but not limited to, net debt to gross profit, in addition to non-financial indicators as specified in the contract. Failure to comply with these financial covenants constitutes an event of default and if funds have been drawn may lead to the acceleration of the debt and termination of the credit facility. Additionally, the agreement contains cross-default clauses triggered in the event Nu Holdings and/or some subsidiaries fail to pay any material indebtedness. The covenants are monitored on a regular basis.

Guarantees

Nu Holdings guarantees the above-mentioned credit facility with DFC for Nu Colombia.

54

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

25. PROVISION FOR LAWSUITS AND ADMINISTRATIVE PROCEEDINGS

	06/30/2025	12/31/2024

Tax risks	2,683	883
Civil risks	20,623	18,650
Labor risks	4,572	3,018
Total	27,878	22,551

The Company and its subsidiaries are parties to lawsuits and administrative proceedings arising from time to time in the ordinary course of operations, involving civil, tax and labor matters. Such matters are being addressed at both the administrative and judicial levels, and when applicable, are supported by judicial deposits. Provisions for probable losses arising from these matters are estimated and periodically adjusted by management, with support from external legal counsel. There is significant uncertainty relating to the timing of any cash outflows, if any, for civil and labor risk.

a) Provision

Civil lawsuits are mainly related to credit card operations. Based on management’s assessment, and inputs from Nu’s external legal counsel, the Group has provisioned US$20,623 (US$18,650 on December 31, 2024) considered sufficient to cover estimated losses from civil suits deemed probable.

b) Changes

Changes to provision for lawsuits and administrative proceedings are as follows:

	06/30/2025				06/30/2024
	Tax	Civil	Labor	Total	Total

Balance at beginning of the period	883	18,650	3,018	22,551	8,082
Additions	1,586	10,010	2,878	14,474	25,067
Monetary adjustment	-	42	287	329	-
Reversals	-	(600)	(1,476)	(2,076)	(6,609)
Payments	-	(9,994)	(611)	(10,605)	(8,224)
Effect of changes in exchange rates (OCI)	214	2,515	476	3,205	(1,994)
Balance at end of the period	2,683	20,623	4,572	27,878	16,322

c) Contingencies

The Group is a party to civil and labor lawsuits, involving risks classified by management and supported by its advisors as possible losses, totaling approximately US$3,914 and US$9,347, respectively (US$2,613 and US$17,738 on December 31, 2024).

55

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

d) Judicial deposits

As of June 30, 2025, the total amount of judicial deposits shown as “Other assets” (note 17) is US$5,464 (US$5,711 on December 31, 2024) and is substantially attributed to the judicial deposit carried on behalf of the shareholders of Nu Investimentos, prior to the acquisition, due to a tax proceeding related to withholding taxes calculated on amounts paid to employees.

26. DEFERRED INCOME

	06/30/2025	12/31/2024

Deferred revenue from rewards program	104,697	69,387
Other deferred income	1,602	2,249
Total	106,299	71,636

Deferred revenue from rewards programs relates to the Group's rewards programs for its credit card customers, specifically the "Nubank+" and "Ultravioleta". Under these programs, members earn points according to the use of the credit card in the ratio of R$1.00 (one Brazilian real, equivalent to US$0.18 as of June 30, 2025 and US$0.21 as of December 31, 2024), equal to 0.5 and 1 point in cashback for Nubank+ and Ultravioleta, respectively. The points do not expire and there is no cap on the number of points an eligible card holder can earn. Points can be redeemed for cashback or converted into air miles.

Nu uses financial models to estimate the redemption rates of rewards earned to date by current card members, and, therefore, the estimated financial value of the points, based on historical redemption trends and current enrollee redemption behavior, among others. The estimated financial value is recorded in the statement of income when the performance obligation is satisfied, specifically at the time the reward points are redeemed.

56

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

27. OTHER LIABILITIES

	06/30/2025	12/31/2024

Payment transactions - other (i)	231,110	204,426
Sundry creditors (ii)	351,245	244,635
Credit card ECL allowance (note 13) (iii)	38,673	29,490
Payables to insurers	10,531	16,634
Intermediation of securities	2,921	20,896
Third parties funds in transit (iv)	38,466	35,179
Other liabilities (v)	101,123	70,352
Total	774,069	621,612
(i)	Correspond to prepayments from customers which exceed the credit card bill amounts.
(ii)	Includes payable to suppliers.
(iii)	Includes the amount by which the expected credit card loss allowance exceeds the gross carrying amount of the related financial assets, due to provisions for unused limits.

(iv)	Primarily related to pending settlement balances with B3 and amounts payable to a partner institution related to utility bill payments made by customers.

(v)	Primarily related to provisions for Nucoin redemptions and customer funds deposited with Nu Investimento.

57

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

28. RELATED PARTIES

In the ordinary course of business, the Group issues credit cards or loans to Nu’s executive directors, board members, key employees and close family members. Those transactions, along with deposits and other products, such as investments, are conducted on similar terms as those offered to unrelated third parties under similar circumstances and do not involve more than the normal risk of collectability.

As described in note 3, Basis of Consolidation, all entities within the Group are consolidated in these unaudited interim condensed consolidated financial statements. Therefore, related party balances and transactions, as well as unrealized gains or losses arising from intercompany transactions, are eliminated in the unaudited interim condensed consolidated financial statements.

Transactions with other related parties

	06/30/2025	12/31/2024
	Assets (Liabilities)

Other liabilities (i)	(1,541)	(1,795)
(i)	In the second quarter of 2024, Nu entered into a commercial relationship with a company where one of its Directors serves as CEO. As part of this agreement, Nu received a cash incentive, which will be recognized as a reduction in intangible costs upon the Company's satisfaction of certain conditions.

58

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

29. FAIR VALUE MEASUREMENT

The main valuation techniques employed in internal models to measure the fair value of the financial instruments as of June 30, 2025 and December 31, 2024 are set out below. The principal inputs into these models are derived from observable market data. The Group did not make any material changes to its valuation techniques and internal models in those periods.

a) Fair value of financial instruments carried at amortized cost

The following tables show the fair value of the financial instruments carried at amortized cost as of June 30, 2025 and December 31, 2024. The Group has not disclosed the fair values of financial instruments such as compulsory and other deposits at central banks, other receivables, other financial assets at amortized cost, repurchase agreements, deposits in electronic money and RDB as the carrying amounts are a reasonable approximation of fair value.

	06/30/2025				12/31/2024
	Carrying amount	Fair value			Carrying amount	Fair value
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3

Assets
Credit card receivables	15,129,529	-	-	16,257,953	12,259,276	-	-	13,188,240
Loans to customers	7,870,252	-	-	8,300,699	5,321,885	-	-	5,639,873
Compulsory and other deposits at central banks	8,210,232				6,743,336
Other receivables	929,533				1,413,443
Other financial assets	160,328				78,147
Securities	1,407,618	285,994	1,111,942	-	885,418	544,845	330,745	-
Total	33,707,492	285,994	1,111,942	24,558,652	26,701,505	544,845	330,745	18,828,113

Liabilities
Deposits in electronic money	10,060,587				6,796,826
Bank receipt of deposits (RDB)	26,083,136				21,511,844
Bank certificate of deposit (CDB)	496,433	-	495,977	-	546,395	-	545,474	-
Payables to network	11,052,378	-	10,339,729	-	9,333,541	-	8,693,972	-
Borrowings and financing (i)	2,275,618	-	2,286,355	-	1,730,357	-	1,737,303	-
Repurchase agreements	1,064,482				308,583
Total	51,032,634	-	13,122,061	-	40,227,546	-	10,976,749	-
(i)	Borrowings and financing include the fair value calculated by the discounted cash flow method. Prepayment clauses at the amortized cost are considered in the fair value methodology. The fair value of floating rate demand deposits is assumed to be equal to carrying amounts.

59

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

The valuation approach to specific categories of financial instruments is described below.

i) Fair value models and inputs

Credit card: The fair values of credit card receivables and payables to the network are calculated using the discounted cash flow method. Fair values are determined by discounting the contractual cash flows by the interest rate curve and credit spread. For payables, cash flows are also discounted by the Group's own credit spread.

Loans to customers: Fair value is estimated based on groups of customers with similar risk profiles, using valuation models. The fair value of a loan is determined by discounting the contractual cash flows by the interest rate curve and a credit spread.

b) Fair value of financial instruments measured at fair value

The following table shows a summary of the fair values, as of June 30, 2025 and December 31, 2024, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	06/30/2025
	Fair value Level 1	Fair value Level 2	Fair value Level 3	Total

Assets
Cash and cash equivalents
Short-term investments (i)	654,447	13	-	654,460

Government bonds
Latin America	10,165,846	-	-	10,165,846

Corporate bonds and other instruments
Certificate of bank deposits (CDB)	-	3,872	-	3,872
Investment funds	10,983	19,765	-	30,748
Time deposit	-	312,882	-	312,882
Notes	-	350,224	-	350,224
Bill of credit (LC)	-	5	-	5
Real estate and agribusiness certificate of receivables	-	8,907	-	8,907
Real estate and agribusiness letter of credit	-	1,331	-	1,331
Corporate bonds and debentures	309,967	31,384	-	341,351
Equity instrument	-	-	12,881	12,881
Derivative financial instruments	92,672	10,496	40,415	143,583
Collateral for credit card operations	-	343	-	343

Liabilities
Derivative financial instruments	106,187	18,314	-	124,501

(i)	Includes time deposits, investment funds and CDB balances.

60

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

	12/31/2024
	Fair value Level 1	Fair value Level 2	Fair value Level 3	Total

Assets
Cash and cash equivalents
Short-term investments (i)	161,094	8,671	-	169,765

Government bonds
Latin America	8,772,236	-	-	8,772,236
North America	177,006	-	-	177,006

Corporate bonds and other instruments
Certificate of bank deposits (CDB)	-	1,365	-	1,365
Investment funds	86,802	36,615	-	123,417
Time deposit	-	303,970	-	303,970
Notes	-	51,029	-	51,029
Bill of credit (LC)	-	10	-	10
Real estate and agribusiness certificate of receivables	-	9,430	-	9,430
Real estate and agribusiness letter of credit	-	1,283	-	1,283
Corporate bonds and debentures	1,039,320	86,790	-	1,126,110
Equity instrument	-	-	12,900	12,900
Derivative financial instruments	219	24,580	50,665	75,464
Collateral for credit card operations	-	336	-	336

Liabilities
Derivative financial instruments	2,500	29,829	-	32,329

(i)	Includes time deposits, investment funds and CDB balances.

i) Fair value models and inputs

Securities: Securities with high liquidity and quoted prices in the active markets are classified as Level 1. All government bonds and certain corporate bonds are included in Level 1 as they are traded in active markets. For Brazilian securities, fair values are based on prices published by the "Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais" ("Anbima"). For US, Mexico and Colombia bonds, fair values are based on prices published by Bloomberg, Valmer and Precia, respectively. Other corporate bonds and investment fund shares, for which fair values are calculated based on observable data, such as interest rates and interest rate curves are classified as Level 2.

Derivatives: Exchange-traded derivatives are classified as Level 1 with valuations based on market quotes. Derivatives traded on the Brazilian stock exchange are fairly valued using B3 quotations. Swaps are valued by discounting future expected cash flows to present values using interest rate curves and are classified as Level 2. Total Return Swaps are also valued by discounting expected cash flows, with the particularity that the equity leg expected cash flow is based on the last observed price, following non-arbitrage principles. Call options and Warrants are valued using internal models with unobservable inputs and premises, and classified as Level 3.

Equity instrument: The fair value of the equity instrument is determined using contractual conditions as inputs that are not directly observable in the market, and therefore classified as Level 3.

61

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

c) Reconciliation of fair value measurements in Level 3

The table below shows a reconciliation from the opening to the closing balances for recurring fair value measurements categorized within Level 3 of the fair value hierarchy.

	06/30/2025
	Equity instrument	Derivative financial instruments	Total

Financial assets at beginning of period	12,900	50,665	63,565
Acquisitions	-	-	-
Total gains or losses	(19)	(10,250)	(10,269)
In profit or loss	(19)	(10,250)	(10,269)
Financial assets at end of period	12,881	40,415	53,296

	06/30/2024
	Equity instrument	Derivative financial instruments	Investment funds	Total

Financial assets at beginning of period	13,199	20	—	13,219
Acquisitions	—	—	70,609	70,609
Total gains or losses	(23)	7	1,174	1,158
In profit or loss	(23)	7	2,623	2,607
In OCI	—	—	(1,449)	(1,449)
Effect of changes in exchange rates (OCI)	—	—	(8,385)	(8,385)
Financial assets at end of period	13,176	27	63,398	76,601

d) Transfers between levels of the fair value hierarchy

For the six-month period ended June 30, 2025 and 2024, there were no material transfers of financial instruments between levels.

30. INCOME TAX

Current and deferred taxes are determined for all transactions that have been recognized in the consolidated financial statements using the provisions of the current tax laws. The current income tax expense or benefit represents the estimated taxes to be paid or refunded, respectively, for the current period. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities. They are measured using the tax rates and laws that will be in effect when the temporary tax differences and tax loss carryforward are expected to reverse.

62

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

a) Income tax reconciliation

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. Thus, the following is a reconciliation of income tax expense to profit for the period, calculated by applying the combined Brazilian income tax rate of 40% for the three and six-month periods ended June 30, 2025 and 2024.

	Three-month period ended		Six-month period ended
	06/30/2025	06/30/2024	06/30/2025	06/30/2024

Profit before income tax	879,362	725,421	1,674,435	1,303,958
Tax rate (i)	40%	40%	40%	40%
Income tax	(351,745)	(290,168)	(669,774)	(521,583)

Permanent additions/exclusions
Share-based payments	(6,492)	(1,080)	(5,142)	(5,646)
Operational losses and others	126	(4,530)	-	(7,952)
Effect of different tax rates - subsidiaries and parent company	32,371	45,225	56,867	53,557
Interest on capital	18,460	10,987	38,846	23,832
Other amounts (ii)	64,905	1,417	98,963	19,920
Income tax	(242,375)	(238,149)	(480,240)	(437,872)

Current tax expense	(358,797)	(424,009)	(439,911)	(839,051)
Deferred tax benefit (expense)	116,422	185,860	(40,329)	401,179
Income tax in the statement of income	(242,375)	(238,149)	(480,240)	(437,872)
Deferred tax recognized in OCI	4,969	(7,629)	5,781	(12,476)

(i)	The tax rate used was the one applicable to the Brazilian financial subsidiaries, which represents the most significant portion of the operations of the Group. The tax rate used is not materially different from the average effective tax rate considering all jurisdictions where the Group has operations. The effect of other tax rates is shown in the table above as “effect of different tax rates – subsidiaries and parent company”.
(ii)	Primarily related to the incentives and non-taxable interests on tax recoverable and to the amount of deferred tax asset recognized on tax losses due to an updated expectation of future taxable income.

63

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

b) Deferred income taxes

The following tables present significant components of the Group’s deferred tax assets and liabilities as of June 30, 2025 and 2024, and the changes for both periods. The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from timing differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually. The use of the deferred tax asset related to tax loss and negative basis of social contribution is limited to 30% of taxable profit per year for the Brazilian entities and there is no time limit to use it.

		Reflected in the statement of income
	12/31/2024	Constitution	Realization	Foreign exchange	Reflected in OCI	06/30/2025

Provisions for credit losses	1,506,086	845,583	(891,473)	197,498	-	1,657,694
Other temporary differences (i)	260,314	59,936	(111,704)	61,956	762	271,264
Total deferred tax assets on temporary differences	1,766,400	905,519	(1,003,177)	259,454	762	1,928,958

Tax loss and negative basis of social contribution	145,603	49,505	(14,825)	18,023	-	198,306
Deferred tax assets	1,912,003	955,024	(1,018,002)	277,477	762	2,127,264

Fair value changes - financial instruments	(71,237)	(9,102)	1,497	2,059	(3,405)	(80,188)
Others	(22,427)	-	36,945	(6,384)	-	8,426
Deferred tax liabilities	(93,664)	(9,102)	38,442	(4,325)	(3,405)	(71,762)

Deferred tax, offset	1,818,339	945,922	(979,560)	273,152	(2,643)	2,055,502

Fair value changes - cash flow hedge	(2,969)	-	(6,692)	868	8,424	(369)
Deferred tax recognized during the period		945,922	(986,252)		5,781
(i)	Other temporary differences are composed mainly of other provisions and fair value changes of financial instruments as of June 30, 2025. As of December 31, 2024, other temporary differences were composed mainly of other provisions and supplier provisions.

64

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

		Reflected in the statement of income
	12/31/2023	Constitution	Realization	Foreign exchange	Reflected in OCI	06/30/2024

Provisions for credit losses	1,330,733	654,923	(351,803)	(193,158)	-	1,440,695
Provision PIS/COFINS - Financial Revenue	(2,108)	-	2,108	-	-	-
Other temporary differences (i)	192,070	87,412	(25,149)	(28,344)	(84)	225,905
Total deferred tax assets on temporary differences	1,520,695	742,335	(374,844)	(221,502)	(84)	1,666,600

Tax loss and negative basis of social contribution	92,918	8,247	(11,935)	(10,409)	-	78,821
Deferred tax assets	1,613,613	750,582	(386,779)	(231,911)	(84)	1,745,421

Futures settlement market	(11,509)	(438)	2,990	140	-	(8,817)
Fair value changes - financial instruments	(9,332)	(10,132)	231	1,823	-	(17,410)
Others	(54,937)	(6,483)	39,232	3,797	-	(18,391)
Deferred tax liabilities	(75,778)	(17,053)	42,453	5,760	-	(44,618)

Deferred tax, offset	1,537,835	733,529	(344,326)	(226,151)	(84)	1,700,803

Fair value changes - cash flow hedge	(5,375)	11,976	-	416	(12,392)	7,017
Deferred tax recognized during the period		745,505	(344,326)		(12,476)
(i)	Other temporary differences are composed mainly of other provisions and financial instruments taxes as of June 30, 2025. As of December 31, 2024, other temporary differences were composed mainly of other provisions and supplier provisions.

c) Tax liabilities

	06/30/2025	12/31/2024

Taxes and contributions on income (i)	637,409	1,033,501
Other taxes	80,606	68,586
Total Tax liabilities	718,015	1,102,086

(i) Taxes and contributions on income are current obligations related to taxes on profit.

d) Provisional Measure (MP) No. 1,303/25

The Provisional Measure (MP) No. 1,303/25, which amended Law No. 7,689/88, addresses the increase of the Social Contribution on Net Profit (CSLL) rate from 15% to 20% starting October 1, 2025, for credit, financing, and investment companies and capitalization entities. Management does not expect the adoption of the MP to have a significant impact the Group’s unaudited interim condensed consolidated financial statements for the period ended June 30, 2025, as it is still pending review by the National Congress.

65

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

31. EQUITY

The table below presents the changes in shares issued and fully paid and shares authorized, by class, as of June 30, 2025 and 2024.

	06/30/2025
Shares authorized and fully issued	Note	Class A Ordinary shares	Class B Ordinary shares	Total

Total as of December 31, 2024		3,768,057,942	1,050,600,698	4,818,658,640
SOPs exercised and RSUs vested	10	18,629,315	-	18,629,315
Shares withheld for employees' taxes		(5,328,323)	-	(5,328,323)
Share-based payments to service providers		81,389	-	81,389
Issuance of class A shares - Olivia acquisition		313,456	-	313,456
Total as of June 30, 2025		3,781,753,779	1,050,600,698	4,832,354,477

	06/30/2024
Shares authorized and fully issued	Note	Class A Ordinary shares	Class B Ordinary shares	Total

Total as of December 31, 2023		3,682,625,012	1,083,312,142	4,765,937,154
Conversion of class B shares in class A shares		845,000	(845,000)	-
SOPs exercised and RSUs vested	10	27,037,131	-	27,037,131
Shares withheld for employees' taxes		(4,689,499)	-	(4,689,499)
Shares issued to service providers		97,594	-	97,594
Issuance of class A shares - Olivia acquisition		626,175	-	626,175
Total as of June 30, 2024		3,706,541,413	1,082,467,142	4,789,008,555

Shares authorized and unissued	Class A Ordinary shares	Class B Ordinary shares	Total

Business combination - contingent share consideration	-	-	645,000
Reserved for the share-based payments	-	-	257,173,456
Shares authorized which may be issued class A or class B	-	-	43,513,268,277
Shares authorized and unissued as of June 30, 2025	-	-	43,771,086,733

Shares authorized issued	3,781,753,779	1,050,600,698	4,832,354,477
Total as of June 30, 2025	3,781,753,779	1,050,600,698	48,603,441,210

a) Other share events

As of June 30, 2025, the Company had authorized and unissued ordinary shares, which were reserved for commitments related to business acquisitions, share-based payment plans (note 10) and future issuances for unspecified purposes. These shares may be issued either as class A or class B ordinary shares.

66

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

b) Share capital and share premium reserve

All share classes of the Company had a nominal par value of US$0.0000067 on June 30, 2025 and December 31, 2024, and the total amount of share capital was US$84 on June 30, 2025, (US$84 as of December 31, 2024).

Share premium reserve relates to amounts contributed by shareholders over the par value at the issuance of shares.

The total of exercised Stock Options (SOP) was US$968 for the six-month period ended on June 30, 2025 (US$1 for the six-month period ended on June 30, 2024).

c) Accumulated gains (losses)

The accumulated gains (losses) include the accumulated profit (losses) of the Group and the share-based payment reserve amount, as shown in the table below.

As described in note 10, the Group's share-based payments include incentives in the form of SOPs, RSUs and Awards. Further, the Company can use the reserve to absorb accumulated losses.

	06/30/2025	12/31/2024

Accumulated gains (losses)	3,476,586	2,280,302
Share-based payments reserve	1,215,660	1,140,294
Total attributable to shareholders of the parent company	4,692,246	3,420,596

d) Shares repurchased and withheld

Shares may be repurchased from certain former employees when they leave the Group, as a result of contractual terms of deferred payments on business combinations, or withheld because of RSUs plans to settle the employee’s tax obligation. These shares repurchased or withheld are canceled and cannot be reissued or subscribed. During the six-month period ended June 30, 2025 and 2024, the following shares were withheld:

	06/30/2025	06/30/2024

Number of shares withheld - RSU	5,328,323	4,689,499
Total value of shares withheld - RSU	56,448	47,120

e) Accumulated other comprehensive income (loss)

Other comprehensive income (loss) includes the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized in equity through the consolidated statement of comprehensive income.

Other comprehensive income that may be subsequently reclassified to profit or loss is related to cash flow hedges that qualify as effective hedges and currency translation that represents the cumulative gains and losses on the retranslation of the Group’s investment in foreign operations. These amounts will remain under this heading until they are recognized in the consolidated statement of income in the periods in which the hedged items affect it, for example, in the case of the cash flow hedge.

67

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities designated at fair value. Amounts in the own credit reserve are not reclassified to profit or loss in future periods.

The accumulated balances are as follows:

	06/30/2025	12/31/2024

Cash flow hedge effects, net of deferred taxes	(5,560)	22,750
Currency translation on foreign entities	(180,357)	(862,977)
Changes in fair value - financial instruments at FVTOCI, net of deferred taxes	12,401	11,582
Own credit adjustment effects	498	478
Total	(173,018)	(828,167)

32. MANAGEMENT OF FINANCIAL RISKS, FINANCIAL INSTRUMENTS, AND OTHER RISKS

a) Overview

The Group monitors all the risks that could have a material impact on its strategic objectives, including those that must comply with applicable regulatory requirements. To efficiently manage and mitigate these risks, the risk management structure conducts risk identification and assessment to prioritize the risks that are key when pursuing potential opportunities and/or that may prevent value from being created or that may compromise existing value, or may of impact financial results, capital, liquidity, customer relationships and reputation.

b) Risk management structure

Nu considers Risk Management an important pillar of the Group's strategic management. The risk management framework is integrated throughout the entire Group, with the objective of ensuring that risks are properly identified, measured, mitigated, monitored, and reported, to support the development of its activities. Risk Management is related to the principles, culture, structures, and processes to improve the decision-making process and the achievement of strategic objectives. It is a continuous and evolving process that is embedded in Nu's entire strategy, to support Management in minimizing its losses, as well as maximizing its profits and underscoring the Group's values.

The Group's risk management structure considers the size and complexity of its business, which allows tracking, monitoring, and control of the risks to which it is exposed. The risk management process is aligned with management guidelines, which, through committees and other internal meetings, define strategic objectives, including risk appetite. Conversely, the capital control and capital management units provide support through risk and capital monitoring and analysis processes.

The Group considers a risk appetite statement (“RAS”) to be an essential instrument to support risk management and decision making. The Board of Directors reviews and approves the RAS, as guidelines and limits for the business plan and capital deployment. Nu has defined a RAS (aligned to local regulatory requirements) that prioritizes the main risks and, for each of these, qualitative statements and quantitative metrics expressed in relation to earnings, capital, risk measures, liquidity and other relevant measures were implemented, as appropriate.

68

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

c) Risks actively monitored

Risks that are actively monitored by the Group include Credit Risk, Liquidity Risk, Market Risk, Interest Rate Risk in the Banking Book (IRRBB), Foreign exchange (FX), Operational, IT and Cyber, Regulatory, Compliance and AML (Anti-money laundering), Reputational Risk and Risk from Cryptocurrency business. The management of these risks is carried out according to the three-line model, considering policies and procedures in place, as well as the limits established in the RAS. Also, there is a Stress Testing program in place.

Each of the risks described below has its own methodologies, systems and processes for its identification, measurement, evaluation, monitoring, reporting, control, and mitigation.

In the case of financial risks, such as credit, liquidity, IRRBB and market risk, the measurement is carried out based on quantitative models and, in certain cases, prospective scenarios in relation to the main variables involved, respecting the applicable regulatory requirements and best market practices. Non-financial risks, such as operational risk and technological/cyber risks, are measured using impact criteria (inherent risk), considering potential financial losses, reputational damage, customer perception and legal/regulatory obligations, as well as evaluated in relation to the effectiveness of the respective structure of internal controls.

There were no significant changes to the risk management structure that was reported in Annual Financial Statements.

Credit risk

The Group’s outstanding balance of financial assets and other exposures to credit risk is shown in the table below:

	06/30/2025	12/31/2024

Financial assets
Cash and cash equivalents	13,269,017	9,185,742

Securities	397,542	665,242
Derivative financial instruments	143,583	75,464
Collateral for credit card operations	343	336
Financial assets at fair value through profit or loss	541,468	741,042

Securities	10,830,505	9,913,517
Financial assets at fair value through other comprehensive income	10,830,505	9,913,517

Credit card receivables	15,129,529	12,259,276
Loans to customers	7,870,252	5,321,885
Compulsory and other deposits at central banks	8,210,232	6,743,336
Other receivables	929,533	1,413,443
Other financial assets	160,328	78,147
Securities	1,407,618	885,418
Financial assets at amortized cost	33,707,492	26,701,505

Other exposures
Unused limits (i)	24,519,601	17,663,606
Credit Commitments	24,519,601	17,663,606

(i)	Unused limits are not recorded in the statement of financial position but are considered in the measurement of the ECL because it represents credit risk exposure.

69

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

Liquidity risk

Liquidity risk is defined as:

>	the ability of an entity to fund increases in assets and meet obligations as they come due, without incurring unacceptable losses; and
>	the possibility of not being able to easily exit a financial position due to its size compared to the traded volume in the market.

The liquidity risk management structure uses future cash flow data, applying what Nu believes to be a severe stress scenario to these cash flows, to measure whether the volume of high-quality liquid assets that the Group holds is sufficient to ensure its financial resilience. The liquidity indicators are monitored daily, using procedures approved by Management, and compared with the approved limit structure, in accordance with the Group's declared risk appetite.

Among the main liquidity indicators, Nu uses:

>	Short-Term Liquidity Ratio: the Group uses an internal methodology which measures whether it holds sufficient high quality liquid assets to cover short term (unexpected) outflows in a severe stress scenario.
>	Funding Ratios and Gaps: to ensure long term Balance Sheet stability, the Group establishes conservative limits for the ratios and cumulative gaps (the value difference) between assets and liabilities in all future maturity buckets, using expected behavioral maturities, calculated with historical internal data.

The Group has a detailed Contingency Funding Plan for each entity, outlining management actions that must be taken in response to a deterioration of the liquidity indicators.

Primary sources of funding - by maturity

	06/30/2025				12/31/2024
Funding Sources	Up to 12 months	Over 12 months	Total	%	Up to 12 months	Over 12 months	Total	%

Bank receipt of deposits (RDB) (i)	25,957,949	125,187	26,083,136	90%	21,402,435	109,409	21,511,844	91%
Borrowings and financing	1,247,364	1,028,254	2,275,618	8%	414,291	1,316,066	1,730,357	7%
Bank certificate of deposit (CDB)	390,486	105,947	496,433	2%	462,407	83,988	546,395	2%
Total	27,595,800	1,259,388	28,855,188	100%	22,279,133	1,509,463	23,788,596	100%
(i)	Considering the earliest date the customer can redeem, which is the worst-case scenario from the perspective of the Group. For liquidity risk management, Nu considers a run-off scenario, according to historical customer behavior.

70

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

Maturities of financial assets and liabilities

The table below summarizes the Group’s financial assets contractual undiscounted cash flows and their contractual maturities:

	06/30/2025
	Carrying amount	Total	Up to 1 month	1 to 3 months	3 to 12 months	Over 12 months

Financial assets
Credit card receivables (i)	15,129,529	16,587,369	6,895,207	5,394,167	4,089,944	208,050
Securities	12,635,664	14,175,477	1,508,100	975,340	2,042,582	9,649,455
Compulsory and other deposits at central banks	8,210,232	8,428,919	8,428,919	-	-	-
Cash and cash equivalents	13,269,017	13,050,326	13,050,326	-	-	-
Loans to customers (i)	7,870,252	11,922,247	1,051,470	1,727,614	4,416,232	4,726,931
Other receivables	929,533	957,434	433,534	240,583	283,318	-
Other assets	1,257,643	1,257,643	1,257,643	-	-	-
Total Financial Assets	59,301,869	66,379,414	32,625,199	8,337,703	10,832,075	14,584,436

(i)	The cash flows for Credit card receivables and Loans to customers consider only operations that are not overdue.

The tables below summarize the Group’s financial liabilities and their contractual maturities:

	06/30/2025
	Carrying amount	Total (iii)	Up to 1 month	1 to 3 months	3 to 12 months	Over 12 months

Financial liabilities
Derivative financial instruments	124,501	122,703	116,106	6,597	-	-
Repurchase agreements	1,064,482	1,623,885	1,434,494	189,391	-	-
Deposits in electronic money (i)	10,060,587	10,060,925	7,953,213	1,910,026	197,686	-
Bank receipt of deposits (RDB) (ii)	26,083,136	27,110,303	25,302,696	512,567	1,021,166	273,874
Bank certificate of deposit (CDB)	496,433	544,067	29,031	60,300	325,868	128,868
Payables to credit card network	11,052,378	11,053,785	4,364,543	3,406,199	2,971,969	311,074
Borrowings and financing	2,275,618	2,629,416	90,599	125,761	1,110,182	1,302,874
Total Financial Liabilities	51,157,136	53,145,084	39,290,682	6,210,841	5,626,871	2,016,690
(i)	In accordance with regulatory requirements and in guarantee of these deposits, the Group holds the total amount of US$92,054 in eligible securities composed of Brazilian government bonds as described in note 12b, under a dedicated account within the Central Bank of Brazil as of June 30, 2025 (US$51,128 as of December 31, 2024).
(ii)	Considering the earliest date in which the customer can withdraw the deposit. The expected redemption rate for Nu's deposits, used within the previously described liquidity risk management framework is estimated based on observed historic customer behavior.
(iii)	The total was projected considering the exchange rate of Brazilian Reais, Mexican and Colombian Pesos to US$ as of June 30, 2025.

71

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

The unused limit of credit cards is the pre-approved limit that has not yet been used by the customer and represents the current maximum potential credit exposure. Therefore, it does not represent the real need for liquidity arising from commitments. When customers uses their limits, the expected duration of the credit card receivables is shorter than the duration of the payables to network.

In view of the asset allocation profile presented above, the Group establishes a funding plan with the aim of maintaining a healthy financial position in the short and long term. The main source of funding is the deposit franchise (Deposits in electronic money and Bank receipt of deposits), which the Group aims to match with a liquidity cushion on the asset side. Securities are mainly composed of Government Bonds, which may have longer maturities (as demonstrated in the table above), but are traded in a market that has historically had high liquidity.

Additionally, despite being contractually redeemable in the short term, the Group considers deposits balance to be a growing financing instrument, used alongside with other debt issuances to guarantee a proper mix of funding sources.

The Group monitors and utilizes this information as part of its mechanism for managing liquidity risk.

Market risk and interest rate risk in the banking book (IRRBB)

The table below presents the Value at Risk (VaR) calculated using a confidence level of 99% and a holding period of 10 days. The calculation is performed using a filtered historical simulation approach, based on a 5-year historical window. For Brazil VaR is calculated only for the Trading Book, while in Mexico it is presented for the whole Available for Sale portfolio, in line with regulation and portfolio management strategies.

VaR	06/30/2025	12/31/2024

Nu Brazil (i)	11	433
Nu Holdings (ii)	1,919	14,528
Nu México	533	651
(i)	Nu Prudential Conglomerate in Brazil.
(ii)	Considers only financial assets held directly by Nu Holdings as other subsidiaries do not have significant market risk exposures.

The following analysis presents the Group's whole Financial Position sensitivity of the fair value to an increase of 1 basis point (“bp”) (DV01) in the Brazilian risk-free curve, Brazilian IPCA coupon curve, US risk-free curve and Mexican risk-free curve, assuming a parallel shift and a constant financial position:

DV01	06/30/2025	12/31/2024

Brazilian risk-free curve	(659)	(363)
US risk-free curve	(23)	(155)
Mexican risk-free curve	—	(14)
Colombia risk-free curve	(64)	(53)

72

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

Foreign exchange (FX) risk

The financial information may exhibit volatility due to the Group’s operations in foreign currencies, such as the Brazilian Real and the Mexican and Colombian Pesos. At the Nu Holdings level, there is no net investment hedge for investments in other countries.

As of June 30, 2025 and December 31, 2024, none of the entities of the Group had significant unhedged FX exposures in currencies other than their respective functional currencies.

Expenses in other currencies (USD and EUR) are hedged within a hedge accounting framework, but other economic hedge relationships exist and are governed by an FX residual exposure framework within the market risk management structure. A non-exhaustive list comprises loans, bonds, cash accounts and time deposits in other currencies than the functional currency of each entity, and the total exposure is always kept within the appetite defined by the Group on this instance.

33. CAPITAL MANAGEMENT

The purpose of capital management is to maintain the capital adequacy for Nu's operation through control and monitoring of the capital position, to evaluate the capital necessity according to the risk appetite and strategic aim of the organization, and to establish a capital planning process. A future requirements of regulatory capital, based on the Group's growth projections, risk exposure, market movements, and other relevant information. Also, the capital management structure is responsible for identifying sources of capital, writing and submitting the capital plan and the capital contingency plan for approval by the Executive Directors.

Regulatory Capital Composition

The Company is not subject to specific regulatory capital requirements, however, the regulated subsidiaries in each country must comply with local rules. The capital adequacy of the regulated subsidiaries are detailed below.

a) Nu Prudential Conglomerate in Brazil

Brazil's Central bank defines a prudential conglomerate as a group of companies in which one regulated entity controls other regulated companies or investment funds. The conglomerate is classified as Type 3 when the regulated company that leads the conglomerate is a Payment Institution, which is the case of Nu Pagamentos.

The regulatory capital of the prudential conglomerate, defined by Brazil's Central Bank, consists of three key components:

>	Common Equity Tier 1 (CET1) Capital: Consisting of paid-in capital, reserves, and retained earnings, after accounting for deductions and prudential adjustments.
>	Additional Tier 1 (AT1) Capital: This includes debt instruments that have no specific maturity and can absorb losses, meeting the eligibility criteria set out by the Central Bank. The sum of CET1 and AT1 forms the overall Tier 1 Capital.
>	Tier II Capital: This involves subordinated debt instruments with set maturity dates that meet eligibility requirements.

73

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

Type 3 institutions are required to implement capital rules as a prudential conglomerate. This implementation involved a phase-in period for minimum capital requirements and prudential adjustments, extending until December 2024. As of January 2025, Nu is operating under the full requirements.

The following table presents the calculated capital ratios for the CET1, Tier 1, and the Capital Adequacy Ratio (CAR) and outlines their minimum requirements for the prudential conglomerate under Brazil's current regulations:

Prudential conglomerate	06/30/2025	12/31/2024

Regulatory Capital	4,169,052	3,629,737
Tier I	3,721,855	3,250,052
Common equity capital	3,374,973	2,940,941
Additional	346,882	309,111
Tier II	447,197	379,685

Risk weighted assets (RWA)	26,219,270	20,071,878
Credit risk (RWA CPAD)	18,792,819	14,771,860
Market risk (RWA MPAD)	103,221	46,080
Operational risk (RWA OPAD)	5,822,937	4,506,187
Payment services risk (RWA SP)	1,500,293	747,751

Minimum capital required	2,753,023	1,756,289

Excess margin	1,416,028	1,873,448

CET1 ratio	12.9%	14.7%
Tier 1 ratio	14.2%	16.2%
CAR	15.9%	18.1%

b) Nu Mexico Financiera

As of June 30, 2025, regulatory capital reported to the local regulator was equivalent to US$$335,301 (US$288,654 as of December 31, 2024). This translated into a Capital ratio of 15.4% (19.2% as of December 31, 2024), above the 10.5% minimum required for Category 4 Sociedades Financieras Populares ("SOFIPO").

c) Nu Colombia

As of June 30, 2025, regulatory capital reported to the local regulator was equivalent to US$ 153,411 (US$184,793 as of December 31, 2024). This translated into a Capital ratio of 25.4% (22.6% as of December 31, 2024), above the 10.5% minimum required for credit institutions in Colombia.

74

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month period ended June 30, 2025

34. SEGMENT INFORMATION

In reviewing the operational performance of the Group and allocating resources, the Chief Operating Decision Maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”), reviews the consolidated statement of income and comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation, and evaluating performance. The CODM reviews relevant financial data on a combined basis for all subsidiaries.

The Group’s income, results, and assets for this one reportable segment can be determined by reference to the consolidated statement of income and other comprehensive income as well as the consolidated statements of financial position.

a) Information about products and services

The information about products and services is disclosed in note 6.

b) Information about geographical area

The table below shows the revenue and non-current assets per geographical area:

	Revenue (i)				Non-current assets (ii)
	Three-month period ended		Six-month period ended
	06/30/2025	06/30/2024	06/30/2025	06/30/2024	06/30/2025	12/31/2024

Brazil	2,621,626	2,105,074	4,961,314	4,179,489	768,011	583,713
Mexico	175,693	125,270	322,806	224,621	48,858	42,915
Other countries	56,201	27,907	114,576	53,144	154,438	98,469
Total	2,853,520	2,258,251	5,398,696	4,457,254	971,307	725,097
(i)	Includes interest income (credit card, loan and other receivables), interchange fees, recharge fees, rewards revenue, late fees, insurance commission and other fees and commission income.
(ii)	Non-current assets are right-of-use assets, property, plant and equipment, intangible assets, and goodwill.

The Group had no single customer that represented 10% or more of the Group's revenues in the three and six-month periods ended- June 30, 2025 and 2024.

75

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Souto
Guilherme Souto Investor Relations Officer

Date:  August 14, 2025